PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of November 1, 2004 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2004.

      This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

      This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2004. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report, exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Manitoba, Department of Finance, Treasury Division, Room 9, Legislative Building, Winnipeg, Manitoba R3C 0V8, Canada.

      In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

      At October 29, 2004, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.2207.

      Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

						Compound
	Year Ended December 31,					Annual
						Growth Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$31,925	$34,085	$35,219	$36,997	$38,491	4.8%
Change in Real Gross Domestic Product Manitoba	1.6%	4.5%	1.3%	2.3%	1.9%	—
Canada	5.5	5.2	1.8	3.4	2.0	—
Manufacturing Shipments	$10,918	$11,439	$11,372	$11,263	$11,413	1.1
Farm Cash Receipts	2,908	3,151	3,697	3,855	3,546	5.1
Capital Investment	5,186	5,198	5,591	5,963	6,005	3.7
Personal Income	26,849	28,395	29,374	30,175	31,066	3.7
Population at July 1 (in thousands)	1,143	1,147	1,151	1,156	1,162	0.4
Average Unemployment Rate	5.6%	4.9%	5.0%	5.2%	5.0%	—
Change in Consumer Price Index (Manitoba)	1.9	2.5	2.6	1.6	1.8	—
Average Exchange Rate (C$ per U.S.$)	1.4858	1.4852	1.5484	1.5704	1.4015	—

Revenue and Expenses of the Government Reporting Entity

	Year Ended March 31,

	2000	2001	2002	2003	2004

	($ millions)
Total Revenue	7,202	7,610	7,603	7,919	8,375
Total Expenses	7,287	7,496	7,726	7,995	8,559

Net Income (Loss)	(85)	114	(123)	(76)	(184)
Adjustment to estimate for Federal accounting error	—	—	—	51	—
Increase (decrease) in equity in Government Enterprises	217	317	113	(159)	(420)

Summary Net Income(Loss)	132	431	(10)	(184)	(604)

Net Direct Funded and Guaranteed Debt

	As of March 31,

	2000	2001		2002		2003		2004

	(In millions of dollars)
Consisting of
Net Direct Funded Debt	$13,218	$13,765		$13,833		$13,601		$14,556
Net Provincial Guaranteed Debt	241	391		570		953		892

	$13,459	$14,156		$14,403		$14,554		$15,448

Issued for
General Government Programs	$6,718	$6,798		$6,651		$6,650		$6,636
Self-Sustaining Purposes	6,741	7,358	(1)	7,752	(1)	7,904	(1)	8,335	(1)
Loans Payable to the Government of Canada and Government Enterprises (2)	—	—		—		—		477

	$13,459	$14,156		$14,403		$14,554		$15,448

General Government Programs Debt as a Percentage of Nominal Gross Domestic Product	21.0%	19.9%		18.9%		18.0%		17.2%

     (1) Includes refinancing of hospital facilities debt and The Manitoba Lotteries Corporation debt, which was previously incurred directly by those entities and was an indirect obligation of the Province.

     (2) Canadian generally accepted accounting principles (GAAP) requires certain amounts owing to the Federal Government and Government Enterprises be recorded as loans payable. These amounts were first recorded in the 2003/04 Fiscal Year, see “Direct Funded Debt of the Province (note 5).”

Map of the Province of Manitoba

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Brandon
Portage la Prairie
WINNIPEG
Steinbach
Ontario
Saskatchewan
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

      The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

      Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

      The estimated population of Manitoba on July 1, 2004 was 1,170,300, of whom approximately 703,500 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.

      The second largest city in the Province is Brandon, with a population of approximately 40,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.

Constitutional Framework

      Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.

      Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.

      Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

      The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

      The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

      The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

      The Legislative Assembly has 57 members who are elected for a term of five years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on June 3, 2003, the New Democratic Party was elected to a majority of seats.

      The following table sets forth the results of the three most recent elections of the Province.

	1995	1999	2003

New Democrat	23	32	35
Progressive Conservative	31	24	20
Liberal	3	1	2

Total	57	57	57

ECONOMY

General

      Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; transportation and storage; wholesale trade; retail trade; agriculture; information and culture; and construction. The largest components of manufacturing are food processing, transportation equipment, chemicals, machinery, wood, fabricated metals, plastics, furniture and printing. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.

      The following table sets forth growth rates in 2003 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2003.

	Manitoba	Canada

Single-Detached Housing Starts	4.9%	-1.7%
Retail Sales	3.6	3.8
Manufacturing Shipments	1.3	-0.8
Gross Domestic Product	4.0	5.3
Real Gross Domestic Product	1.9	2.0
Capital Investment	0.7	3.8
Foreign Merchandise Exports	-2.6	-3.1
Farm Cash Receipts	-8.0	-5.8
Value of Mineral Production	2.8	1.5
Consumer Price Index	1.8	2.8
Employment	0.3	2.2
Average Unemployment Rate	5.0	7.6

      Year-to-date data for 2004 indicate that foreign exports, single detached housing starts, retail sales, manufacturing shipments, foreign merchandise exports, farm cash receipts and employment are increasing. According to the February 2004 Statistics Canada survey of investment intentions, capital investment is expected to increase by 5.4% to $6.3 billion, as public investment increases 14.4% while private investment increases 2.2%.

      The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the years 1999 through 2003. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$31,925	$34,085	$35,219	$36,997	$38,491	4.8%
Canada	982,441	1,076,577	1,108,200	1,157,968	1,218,772	5.5
Real Gross Domestic Product
Manitoba (2)	$31,442	$32,866	$33,277	$34,031	$34,676	2.5
Change	1.6%	4.5%	1.3%	2.3%	1.9%	—
Canada (2)	$969,750	$1,020,488	$1,038,845	$1,074,621	$1,096,359	3.1
Change	5.5%	5.2%	1.8%	3.4%	2.0%	—
Personal Income	$26,849	$28,395	$29,374	$30,175	$31,066	3.7
Personal Income Per Capita (in Dollars)	23,490	24,756	25,520	26,103	26,735	3.3
Retail Sales	8,910	9,310	9,850	10,541	10,925	5.2
Capital Investment	5,186	5,198	5,591	5,963	6,005	3.7
Single-Detached Housing Starts (Units)	2,231	2,348	2,460	3,016	3,165	9.1
Change in Consumer Price Index
Manitoba	1.9%	2.5%	2.6%	1.6%	1.8%	—
Canada	1.7	2.7	2.6	2.2	2.8	—
Population (July 1) (in thousands)
Manitoba	1,143	1,147	1,151	1,156	1,162	0.4
Canada	30,404	30,689	31,021	31,373	31,661	1.0
Employment (in thousands)	542.7	554.4	557.9	567.0	568.7	1.2
Average Unemployment Rate	5.6%	4.9%	5.0%	5.2%	5.0%	—
Average exchange rate (C$ per U.S.$)	1.4858	1.4852	1.5484	1.5704	1.4015	—

     (1) At market prices.

     (2) Expressed in 1997 dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

      The Province has a diversified economy. In 2003, goods producing industries accounted for 26.7% of real gross domestic product at basic prices. Manufacturing accounted for 12.7% of real gross domestic product at basic prices, agriculture for 4.7% and construction for 4.5%. The commercial service sector accounted for 53.6% of real gross domestic product at basic prices, and the non-commercial service sector for 19.6%.

      The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the years 1999 through 2003.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of 1997 dollars)
Goods Producing Industries
Manufacturing	$3,603	$3,903	$3,919	$3,992	$4,084	3.2%
Agriculture	1,450	1,604	1,375	1,425	1,491	0.7
Construction	1,290	1,171	1,405	1,347	1,444	2.9
Utilities	974	1,015	1,023	977	861	-3.0
Mining	544	662	665	606	580	1.6
Forestry, Fishing and Trapping	92	99	100	102	104	3.1

Total Goods Producing Industries	7,953	8,454	8,487	8,449	8,564	1.9

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	2,936	3,200	3,336	3,472	3,570	5.0
Owner-Occupied Dwellings (2)	2,691	2,750	2,799	2,872	2,981	2.6
Transportation and Storage	2,066	2,134	2,085	2,096	2,111	0.5
Wholesale Trade	1,843	1,894	1,905	2,047	2,077	3.0
Retail Trade	1,688	1,779	1,848	1,945	1,979	4.1
Information and Culture	1,190	1,302	1,364	1,448	1,490	5.8
Professional and Scientific	813	774	771	764	775	-1.2
Accommodation, Food and Beverage	659	803	786	780	771	4.0
Business Services	483	441	477	509	521	1.9
Other Services	781	839	873	899	912	4.0

Total Commercial Services Industries	15,150	15,916	16,244	16,832	17,187	3.2

Non-commercial Services
Health and Welfare	2,167	2,179	2,169	2,248	2,304	1.5
Education	1,544	1,554	1,558	1,584	1,608	1.0
Federal Administration	932	973	971	986	995	1.6
Provincial Administration	725	775	790	788	801	2.5
Municipal Administration	521	540	550	576	586	3.0

Total Non-commercial Services Industries	5,889	6,021	6,038	6,182	6,294	1.7

Total Service Producing Industries	21,039	21,937	22,282	23,014	23,481	2.8

Real Gross Domestic Product at Basic Prices	$28,992	$30,391	$30,769	$31,463	$32,045	2.5

     (1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 1997 dollars.

     (2) Imputed rent value of Owner-Occupied Dwellings.

Source: Manitoba Bureau of Statistics.

     Manufacturing. Manufacturing is the largest sector of the Manitoba economy and is well diversified with the four largest industries accounting for only 50.6% of the value of total shipments in 2003.

      The largest industry, food, accounts for 21.5% of total shipments, and produces a broad range of products. The next largest industries are: transportation equipment, primarily buses and aerospace equipment (14.9% of shipments); chemicals, primarily farm chemicals and pharmaceuticals (7.1% of shipments); and machinery, mainly agricultural implements (7.0% of shipments). The remaining industries range in size from 6.1% to 1.5% of shipments.

      In 2003, manufacturing shipments increased 1.3% due to increased production in the chemicals, fabricated metals, plastics and wood industries.

      The following table sets forth the gross value of manufacturing shipments and the compound annual growth rates of the principal Manitoba manufacturing industries for the years 1999 through 2003.

GROSS VALUE OF MANUFACTURING SHIPMENTS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars)
Non-durables Food	$2,437.7	$2,492.6	$2,442.7	$2,431.9	$2,456.8	0.2%
Chemicals	516.3	544.5	635.9	635.0	814.4	12.1
Plastics	461.2	467.8	511.9	537.7	568.4	5.4
Printing	483.0	513.1	547.2	515.6	509.7	1.4
Clothing	380.1	376.6	293.3	277.4	263.6	-8.7
Beverages	194.7	220.3	211.9	209.6	208.0	1.7
Other Non-durables	616.1	746.4	716.8	679.1	584.0	-1.3
Durables Transportation Equipment	1,807.8	1,729.3	1,789.8	1,638.7	1,697.0	-1.6
Machinery	827.6	809.1	788.5	880.4	801.5	-0.8
Wood Products	552.2	588.5	623.0	667.4	697.3	6.0
Fabricated Metals	559.4	605.3	582.0	585.2	620.3	2.6
Furniture	505.7	510.0	498.9	549.3	543.8	1.8
Electrical and Electronics	189.9	259.8	233.1	212.6	165.9	-3.3
Other Durables	1,386.6	1,575.6	1,497.2	1,443.2	1,482.0	1.7

Total	$10,918.3	$11,438.9	$11,372.1	$11,263.0	$11,412.6	1.1

Source: Statistics Canada.

     In the first eight months of 2004, the value of manufacturing shipments increased 10.7% compared to the first eight months of 2003. The increase is principally due to a 27.1% increase in wood products, a 19.5% increase in food processing, a 15.0% increase in fabricated metals, a 12.6% increase in machinery and a 9.1% increase in clothing. Overall, ten of fourteen categories of manufacturing shipments reported increases.

      Agriculture. Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.

      In 2003, farm cash receipts decreased 8.0%. Crop receipts decreased 12.1% due to lower receipts from wheat and other grains reflecting lower prices. Livestock receipts decreased 9.7% as a result of a decline of 38.5% in cattle and calves receipts while hog receipts increased 4.9%. Most other types of livestock receipts increased. Direct payments increased 40.8%.

      The following table sets forth farm cash receipts and the compound annual growth rates for the years 1999 through 2003.

FARM CASH RECEIPTS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars)
Crops
Oilseeds	$394.4	$371.4	$416.1	$587.7	$623.6	12.1%
Wheat	493.9	447.3	586.3	658.4	451.7	-2.2
Specialty and Forage	146.8	172.7	154.5	210.5	224.9	11.3
Vegetables	177.0	176.9	202.0	203.1	204.5	3.7
Other Grains	107.1	117.8	193.5	212.2	156.3	9.9
Other (1)	82.0	26.4	-33.0	43.3	22.6	-27.5

Total Crops	1,401.2	1,312.5	1,519.4	1,915.1	1,683.7	4.7

Livestock
Hogs	458.8	669.7	805.7	719.0	754.4	13.2
Cattle and Calves	455.2	484.2	569.5	560.4	344.7	-6.7
Dairy	152.3	154.0	158.0	163.9	174.4	3.4
Poultry and Eggs	125.3	141.8	149.5	149.8	153.7	5.2
Other Livestock	99.3	101.1	113.0	128.1	126.8	6.3

Total Livestock	1,290.8	1,550.9	1,795.7	1,721.2	1,554.0	4.7

Direct Payments	216.0	287.1	382.1	219.0	308.3	9.3

Total	$2,908.0	$3,150.5	$3,697.2	$3,855.3	$3,545.9	5.1

Net Cash Income (2)	$531.7	$587.1	$906.8	$926.2	$452.3	-4.0

     (1) Includes other crops, and, as a negative amount, deferred payments on all crops.

     (2) Represents farm cash receipts less operating expenses.

Source: Statistics Canada.

     In 1999, 2000 and 2001, Direct Payments include payments under the temporary disaster income assistance programs for farm producers implemented by the provincial and Federal Governments in respect of poor weather conditions in the Province. These weather conditions prevented or delayed crop seeding in some regions. These payments were $108.9 million in 1999, $48.1 million in 2000 and $117.6 million in 2001. Direct Payments in 2000 also include a one-time $100 million payment to crop producers to compensate them for the elimination of transportation subsidies. In 2003, Direct Payments to Manitoba agriculture producers increased mainly due to $62.6 million in income support payments provided to crop and livestock producers under the new Federal Transition Funding program, and $32.5 million of financial assistance to cattle producers affected by the ban on Canadian live cattle exports to the United States.

      On May 20, 2003, the Canadian Food Inspection Agency (“CFIA”) announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy (“BSE”) had been found in a single beef cow in the Province of Alberta. The inspection system prevented the meat from entering the food chain. More than 2,700 animals were destroyed and tested as part of the CFIA’s investigation, which is now concluded. All test results for BSE were negative and the investigation did not identify any additional cases.

      On May 20, 2003, the United States Department of Agriculture (“USDA”) placed Canada under its BSE restriction guidelines and announced that it would not accept any live ruminants (cattle, sheep and certain other hoofed animals) or ruminant products from Canada pending further investigation. Several other countries also imposed import restrictions. On August 8, 2003, the USDA announced that it would begin to accept applications for import permits for certain boneless ruminant products, including boneless bovine meat from cattle under 30 months of age. Several other countries have followed the U.S. and are allowing the import of certain Canadian beef products. However, the Canada-U.S. border remains closed to live ruminants and other ruminant products.

      On December 23, 2003, a case of BSE was discovered in Washington State. On January 9, 2004, DNA testing indicated that the BSE-infected animal had been born in Alberta. As well, the Washington State BSE case caused other countries, such as South Korea and Japan, to extend the ban on imports of beef products to the United States as well.

      The closure of the Canada-U.S. border to Canadian ruminants and ruminant products has adversely impacted the Canadian ruminant industry. The Canadian Government and certain provincial governments, including the Government of Manitoba, announced various programs to provide support to the industry. Discussions between the United States and Canada continue concerning the development of rules to allow for the resumption of the importation of live ruminants and other ruminant products into the United States.

      On March 5, 2004, the National Pork Producers Council in the United States, along with state pork producer organizations, filed anti-dumping and countervailing duty petitions with the United States government against Canadian swine exporters. On October 15, 2004, the U.S. Department of Commerce announced that, as a result of their investigations, a preliminary duty of 14.06% will be applied to live swine exports from Canada. Manitoba accounts for approximately half of Canada’s live swine exports to the United States, and, in 2003 exported live swine valued at approximately $279 million to that country. The International Trade Commission is expected to make a final determination on injury to the U.S. industry resulting from alleged “dumping” in April 2005. The duties on live swine will have a negative effect on Manitoba exports of live swine to the United States, although the exact impact is unclear at this time as the duty may not be permanent and the exact duty ultimately required is unknown.

      In the first six months of 2004, farm cash receipts increased 9.2% from the same period in 2004. Crop cash receipts increased 17.3%, primarily due to higher production volumes and prices, with the increases occurring across all the major crop categories except specialty and forage. Livestock cash receipts decreased 9.6% with cattle and calves decreasing 59.2%. Hog receipts increased 13.0%. Direct Payments increased $88.4 million or 92.9%.

      In 2004, crop production volumes are expected to be below 2003 levels, which should lead to lower production values as cool wet conditions during the growing and harvesting season affected large parts of the North American plains. The value of livestock production in Manitoba is expected to decline as a result of the BSE situation.

      Minerals. The principal metals produced in Manitoba are nickel, zinc, copper, and gold. Other metals include cobalt, tantalum, platinum and silver. Industrial minerals produced consist principally of sand and gravel, peat moss, stone, and lime.

      The two companies with the largest mining operations in Manitoba, accounting for approximately 65% of all mineral production, are Inco Limited, which produces mainly nickel, copper and cobalt, and Hudson Bay Mining and Smelting Co., Limited, which produces mainly copper and zinc.

      In 2003, the total value of mineral production in Manitoba increased 2.8% to $1,029 million. The value of metal production increased 2.0% in 2003 as a result of higher production volumes and higher price for nickel. Nickel accounted for 48% of the total value of mineral production in 2003. The value of zinc and copper production declined as a result of lower production volumes and lower prices. The value of petroleum production increased 4.9%, reflecting higher prices, while the value of industrial mineral production increased 6.2%.

      The following table sets forth the gross value of mineral production and the compound annual growth rates for the years 1999 through 2003.

GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars)
Metals
Nickel	$277.1	$561.6	$412.2	$403.4	$493.0	15.5%
Zinc	139.0	133.8	129.3	118.3	96.7	-8.7
Copper	122.4	129.9	97.1	96.0	70.3	-12.9
Gold	111.4	95.0	86.3	85.6	64.5	-12.8
Other Metals	78.0	68.9	66.5	50.7	44.3	-13.2

Total Metals	727.9	989.3	791.5	754.0	768.7	1.4
Petroleum	95.1	163.9	135.0	150.1	157.4	13.4
Industrial Minerals	82.7	79.5	93.6	96.5	102.5	5.5

Total	$905.7	$1,232.7	$1,020.1	$1,000.5	$1,028.6	3.2

Sources: Statistics Canada and Manitoba Department of Energy and Mines.

     Overall mining values are expected to increase in 2004. Higher prices for metals, especially nickel, zinc and copper, combined with production volumes near 2003 levels will increase the overall value of production in the province.

      The Bissett gold mine, which discontinued production in September 2001, is planned to resume mining in the summer of 2005. The New Britannia gold mine in Snow Lake, which had been scheduled to close in November 2004, is now expected to remain open for the next three years due to the discovery of significantly higher grade ore deposits adjacent to known deposits.

      Services. The service sector comprises a wide range of activities including transportation, finance, trade, tourism and personal services. From 1999 through 2003, commercial service industries accounted for 48.9% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 25.7%.

      Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because Winnipeg International Airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services.

      Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. The Winnipeg Commodity Exchange is the only commodity exchange, and the second largest futures exchange, in Canada. Nine grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and of one of the largest life insurance companies, Great-West Lifeco Inc.

      Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. Winnipeg is the headquarters for Canwest Global Communications Corp., one of the largest media companies in Canada.

      Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2003, retail sales in Manitoba increased 3.6% to $10.9 billion. In the first eight months of 2004, retail sales increased 7.5% compared to the same period of 2003.

      The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba has an excellent resource base for outdoor recreational activities and has many public and private tourism facilities. In 2003, estimated tourism expenditures by both residents of Manitoba and visitors were $1,390 million, a decrease of 0.9% from 2002.

Merchandise Exports

      In 2003, total merchandise exports amounted to $23.1 billion, an increase of 3.0% from 2002, and were equal to 62.6% of GDP at market prices. Foreign countries accounted for 49.0% of merchandise exports and other Canadian provinces and territories accounted for the balance. In 2003, of the total foreign merchandise exports, 76.3% were to the United States, 12.3% to Asia, 5.0% to Europe and 2.2% to Mexico.

      Over the five years 1999 to 2003, exports to the United States increased by 7.6% (representing a compound annual growth rate of 1.8%) and exports to all other countries increased by 40.8% (representing a compound annual growth rate of 8.9%).

      The following table sets forth foreign exports by commodity and the compound annual growth rates for the years 1999 through 2003.

FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars)
Manufacturing
Food	$834.2	$830.1	$996.0	$1,058.6	$1,052.2	6.0%
Transportation Equipment	1,229.6	1,053.0	1,139.7	944.9	878.4	-8.1
Primary Metals	608.1	745.8	803.5	847.1	870.2	9.4
Machinery	503.9	584.8	535.9	679.8	620.8	5.4
Wood Products	505.6	540.6	531.4	573.3	553.0	2.3
Chemicals	333.6	359.2	418.1	398.1	459.7	8.3
Paper and Allied	240.9	268.6	254.9	267.1	298.6	5.5
Plastics	170.0	178.5	210.5	221.4	229.1	7.7
Electrical and Electronic	235.7	274.7	273.8	188.2	187.9	-5.5
Printing and Publishing	101.4	124.8	165.6	195.2	182.7	15.9
Furniture and Fixtures	128.0	158.2	171.5	166.8	125.2	-0.6
Clothing and Textiles	157.7	193.2	156.6	145.2	122.4	-6.1
Fabricated Metals	72.0	95.1	126.1	119.2	116.2	12.7
Other	227.0	340.2	245.8	299.9	328.9	9.7

Total Manufacturing	5,347.6	5,746.8	6,029.3	6,104.8	6,025.1	3.0

Agriculture
Oilseeds	499.0	391.4	451.0	410.0	694.7	8.6
Wheat	458.9	511.0	690.4	582.6	621.8	7.9
Hogs	165.3	207.6	247.5	246.0	276.4	13.7
Other Grains	115.9	135.7	179.7	136.0	176.2	11.0
Vegetables	124.5	125.7	166.4	152.5	161.6	6.7
Cattle	176.8	188.3	257.7	273.2	106.7	-11.9
Other Agriculture	34.5	34.5	37.3	38.6	33.4	-0.8

Total Agriculture	1,575.0	1,594.1	2,030.0	1,839.0	2,070.7	7.1

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars)
Electricity	343.0	442.7	534.7	390.5	263.7	-6.4
Other Primary	45.6	43.8	50.4	35.8	31.4	-8.9
Oil Trans Shipment	504.9	596.0	664.1	756.5	488.6	-0.8
Other	222.9	255.4	267.8	279.5	279.6	5.8

Total	$8,039.1	$8,678.8	$9,576.2	$9,406.2	$9,159.3	3.3

     (1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports. The above data for 2003 include two items that do not truly reflect foreign exports of Manitoba products. Oil Trans Shipment represents crude oil production that originated in Alberta and Saskatchewan and was shipped through the Province. The value of nickel exports is $344.7 million. This does not include an estimated $49.7 million of nickel, which was exported through Ontario in that year.

Source: Statistics Canada.

     Total foreign exports for the first eight months of 2004 were up 12.4% compared to the first eight months of 2003. On a year-to-date basis, exports to the United States have increased by 3.9% while exports to other countries have increased by 44.8%.

Capital Investment

      In 2003, capital investment increased 0.7%. The largest percentage increases in capital investment occurred in retail trade, health care and social services, other capital and public administration. The largest decreases in capital investment occurred in information and cultural industries, agriculture, and education. The Statistics Canada survey of investment intentions published in February 2004 indicates that capital investment in 2004 is expected to increase by 5.4%. Private capital investment is expected to increase 2.2% and public investment to increase 14.4%. The largest increases are expected to occur in information and cultural industries, other capital, utilities, and education. The largest decreases are expected to occur in mining and manufacturing.

      The following table sets forth categories of capital investment and the compound annual growth rates for the years 1999 through 2003.

CAPITAL INVESTMENT

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	1999-2003

	(In millions of dollars)
Housing	$853.8	$911.5	$1,012.8	$1,195.4	$1,303.0	11.1%
Public Administration	567.2	507.2	565.9	584.1	694.5	5.2
Utilities	418.0	396.1	515.0	491.8	524.9	5.9
Manufacturing	551.4	633.1	557.0	539.0	474.7	-3.7
Transportation and Storage	659.2	375.1	421.5	416.2	456.6	-8.8
Finance and Insurance	312.4	360.3	359.9	419.4	381.1	5.1
Real Estate	229.2	232.1	211.3	313.1	307.2	7.6
Agriculture	260.8	282.9	302.8	384.1	275.6	1.4
Minerals	128.9	236.3	249.6	264.6	241.1	16.9
Retail Trade	152.8	232.1	199.1	167.3	232.4	11.1
Information and Cultural	217.8	235.7	343.9	335.2	210.3	-0.9
Health Care and Social Services	183.1	203.1	157.3	151.2	186.1	0.4
Wholesale Trade	190.2	137.7	140.1	159.4	162.2	-3.9
Construction	110.2	101.9	136.4	142.3	151.3	8.2
Education	112.2	117.6	151.1	145.7	109.8	-0.5
Professional and Scientific	63.7	111.6	90.8	75.5	81.0	6.2
Other	174.9	123.6	176.6	178.5	212.8	5.0

Total	$5,185.8	$5,197.9	$5,591.1	$5,962.8	$6,004.6	3.7

Private	$3,807.1	$3,908.5	$4,232.7	$4,593.1	$4,441.6	3.9
Public	1,378.8	1,289.4	1,358.4	1,369.7	1,562.9	3.2

Source: Statistics Canada.

Labor Force

      In 2003, employment increased by 0.3% with growth occurring in utilities; accommodation and other services; construction; professional and administrative services; education and health services; and manufacturing. Declines were recorded in forestry, fishing and mining; information, culture and recreation; wholesale and retail trade; public administration; agriculture; transportation and storage; and finance, insurance and real estate. In 2003, the average unemployment rate in Manitoba was 5.0%, the lowest of any province in Canada and significantly lower than Canada’s rate of 7.6%.

      The following table sets forth selected labor force statistics for Manitoba and Canada for the years 1999 through 2003.

LABOR FORCE

	Annual Averages

	1999	2000	2001	2002	2003

	(In thousands unless otherwise indicated)
Labor Force	574.8	583.2	587.1	598.0	598.6
Employment	542.7	554.4	557.9	567.0	568.7
Participation Rate (%)	67.5	67.9	68.1	69.2	69.0
Participation Rate (Canada) (%)	65.6	65.9	66.0	66.9	67.5
Unemployment Rate (%)	5.6	4.9	5.0	5.2	5.0
Unemployment Rate (Canada) (%)	7.6	6.8	7.2	7.7	7.6

Source: Statistics Canada.

     In the first nine months of 2004, seasonally adjusted employment in Manitoba increased 0.9% compared to the same period for 2003, reaching 573,800. Employment increases were recorded in forestry, fishing and mining; public administration; information, culture and recreation; finance, insurance and real estate; education and health services; professional and administrative; construction; manufacturing; utilities; and wholesale and retail trade. Declines were recorded in accommodation and other services; transportation and storage; and agriculture.

      In the first nine months of 2004, the seasonally adjusted unemployment rate in Manitoba averaged 5.4%, up from 4.9% in the same period in 2003. In the first nine months of 2004, the seasonally adjusted unemployment rate in Canada averaged 7.3%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2004 averaged 69.2%, up from 69.0% in the same period of 2003.

Energy

      Refined petroleum and natural gas provided 36.4% and 35.1%, respectively, of the Province’s total energy needs in 2002, while 26.2% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

      Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

      Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

      The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown organizations and Government Enterprises (i.e. entities whose principal activity is carrying on a business). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

      In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be accountable for the administration of its financial affairs and resources to a minister of the Government, or directly to the Legislature, and must be owned and/or controlled by the Government, as determined by legislative provisions or by a majority holding of voting share capital. The financial operations of organizations which are not part of the Government Reporting Entity are reflected in the Summary Financial Statements only to the extent that:

1.	they receive money from or pay money to the Government, or

2.	any non-recoverable deficits they incur are adjusted against the amounts loaned, advanced or invested in them by the Government, or

3.	where the Government has no loans, advances or investments involved, any losses they incur, which are assumed by the Government, are recorded as accrued charges.

      Crown organizations are consolidated after adjusting them to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax and the levy for health and education, which remain on a gross basis as operating expenses and revenue. Where the fiscal year-end of Crown organizations is not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, they are restated to March 31.

      Government Enterprises maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They are reported by the modified equity method of accounting without adjusting them to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Statement of Financial Position and by presenting the net income as a separate item on the Province’s Statement of Revenue and Expense. The financial results of enterprises are not restated to March 31 notwithstanding that their fiscal year-end may not be the same as that of the Government Reporting Entity. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.

      The Consolidated Fund of the Province reflects the transactions and balances of the Operating Fund (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Fund and the Debt Retirement Fund, on a combined basis. The Legislative Assembly’s budgeting process is based on the Operating Fund, and compliance with the Province’s balanced budget legislation is measured by reference to the Operating Fund.

      The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following exceptions:

a)	Government of Canada Receipts — Generally, entitlements from the Government of Canada for transfer payments, the transfer having been authorized and any eligibility criteria met, as well as for the Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements, are recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 30 each year.

b)	Other Revenue — All other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt and revenue earned on investments and advances are recorded as a reduction of debt servicing expense.

c)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of future costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.

      The Summary Financial Statements do not include revenue and expenditure of local government bodies such as municipalities and school boards which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

      The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,

	2000	2001	2002	2003	2004

	(In millions of dollars)
Revenue
Manitoba Collections:
Retail sales tax	918	933	966	1,007	1,064
Fuel taxes	218	224	223	231	233
Levy for health and education	225	239	244	257	268
Mining Tax	7	45	9	18	22
Other taxes	363	376	401	461	480
Fees and other revenue	902	907	1,034	1,109	1,174
Government Enterprise Transfers:
Liquor Control Commission	156	158	163	166	174
Manitoba Hydro	—	—	—	203	—
Manitoba Lotteries Corporation	225	239	248	266	235
Income taxes:
Corporation income tax	307	444	306	160	289
Individual income tax	1,611	1,757	1,659	1,636	1,720
Federal transfers:
Equalization	1,271	1,339	1,399	1,338	1,414
Canada Health and Social Transfer	509	545	685	756	917
Federal Health Supplement	131	92	—	—	—
Medical Equipment Fund	—		3	16	21
Health Reform Fund	—	—	—	—	37
Primary Health Care Transition Fund	—	—	—	1	7
Shared cost and other	359	312	263	294	320

Total Revenue	7,202	7,610	7,603	7,919	8,375

Expenses
Health	2,354	2,616	2,740	2,955	3,301
Education	1,806	1,915	1,998	2,059	2,169
Family Services and Housing	819	854	893	930	965
Community, Economic and Resource Development	1,190	942	908	960	1,042
Justice and Other Government	639	655	685	724	753
Debt Servicing	479	514	502	367	329

Total Expenses	7,287	7,496	7,726	7,995	8,559

Net Revenue (Expenses) Before Extraordinary Item	(85)	114	(123)	(76)	(184)
Adjustment to estimate for Federal accounting error	—	—	—	51	—

Net Revenue (Expenses)	(85)	114	(123)	(25)	(184)
Increase (decrease) in equity in Government Enterprises	217	317	113	(159)	(420)

Summary Net Income (Loss)	132	431	(10)	(184)	(604)

Budget

      The Provincial Government prepares a budget for each fiscal year, which estimates revenue and expenses for the Operating Fund. The Fiscal Stabilization Fund serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Fund is also available for special initiatives. The Fiscal Stabilization Fund earns interest. Transfers to and from the Fiscal Stabilization Fund are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2004, the Fiscal Stabilization Fund had $79 million in liquid assets.

      The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) requires the total expenses of the Operating Fund (both current and amortization of capital assets) (including transfers from the Fiscal Stabilization Fund) to be no greater than revenue (including transfers to the Debt Retirement Fund). Debt repayments in the Debt Retirement Fund also include payments toward the pension liability of the government. The exceptions in the determination of a positive or negative balance for the Balanced Budget Act include war, disaster or a single year decline in revenue of 5.0% or more which is not the result of a change in Manitoba taxation laws. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

      If a deficit not allowed under the Balanced Budget Act is incurred, the salaries of all members of the Executive Council will be reduced, and the shortfall is required to be made up in the subsequent year. These provisions do not apply in the fiscal year during which an election results in a change in the party forming the Government. The Balanced Budget Act requires minimum, annual payments to the Debt Retirement Fund, which currently are at a level of $96 million per year, for the purpose of retiring the net general-purpose debt and pension liability of the Province. The Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes may be increased. At present, these four taxes account for about three-quarters of own source revenue and about one-half of total revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

BALANCED BUDGET ACT COMPLIANCE AND BUDGETED FINANCING REQUIREMENT

	Year Ending March 31,				Budget
					Estimate
	2001	2002	2003	2004	2005

	(In millions of dollars)
Total Revenue before Transfer from Fiscal Stabilization Fund and Extraordinary Item	$6,752.0	$6,746.8	$6,970.2	$7,306.2	$7,570.5

Extraordinary Item — Adjustment to estimate for Federal accounting error	—	—	51.1	—	—

Total Revenue before Transfer from Fiscal Stabilization Fund	6,752.0	6,746.8	7,021.3	7,306.2	$7,570.5
Total Expenses Before Transfer to Debt Retirement Fund	6,615.2	6,737.5	6,943.7	7,439.8	7,471.2

Operating Fund Surplus (Deficit) Before Transfers	136.8	9.3	77.6	(133.6)	99.3
Transfer from Fiscal Stabilization Fund	—	150.0	23.0	171.0	0.0
Transfer to Debt Retirement Fund	(96.0)	(96.0)	(96.0)	(96.0)	(96.0)

Operating Fund Surplus (Deficit)	40.8	63.3	4.6	(58.6)	3.3
Adjustment for Balanced Budget Legislation purposes:
Disaster Expenditures (1)	—	—	—	71.0	—

Budgetary Surplus for Balanced Budget Legislation purposes	$40.8	$63.3	$4.6	$12.4	$3.3

Financing Requirements
Refinancing
For General Government Programs					$1,480.1
For The Manitoba Hydro-Electric Board					93.4
For Other Self-Sustaining Programs					30.0
New Cash Requirements
For General Government and Capital Investments					121.6
For The Manitoba Hydro-Electric Board					353.4
For Other Self-Sustaining Programs					257.8

Total Provincial Financing Requirement					$2,336.3

     (1) Under The Balanced Budget Act, the Government is not required to include in the determination of the annual operating balance, an expenditure required in the fiscal year as a result of a natural or other disaster in Manitoba that could not have been anticipated and affects the Province or a region of the Province in a manner that is of urgent public concern. Expenditures totaling $71 million that relate primarily to exceptional costs incurred from forest fire suppression activities and BSE are considered to qualify for exemption under this provision.

     Total Operating Fund expenses and transfers to the Debt Retirement Fund for the year ended March 31, 2004 were $7,535.8 million, up $183.7 million from the budget estimate of $7,352.1 million, reflecting unbudgeted expenditures for disaster related programming, higher than anticipated healthcare, support to education and election costs offset by lower Public Debt costs. Total Operating Fund Revenue plus a transfer of $171 million from the Fiscal Stabilization Fund, was $7,477.2 million or $115.3 million higher than the budget estimate of $7,361.9, reflecting a larger transfer from the Fiscal Stabilization Fund and increased own source revenues offset by the unrealized Manitoba Hydro distribution and lower revenues from Crown Enterprises. The reported operating deficit for the year ended March 31, 2004 was $58.6 million. The Government has identified expenditures totaling $71 million that relate primarily to exceptional forest fire suppression expenses and Bovine Spongiform Encephalopathy (BSE) that qualify for exemption under the natural disaster section of The Balanced Budget Legislation. For Balanced Budget Legislation purposes the budgetary surplus for the year ended March 31, 2004 was $12.4 million as compared to an estimated surplus of $9.8 million.

      The budget for the fiscal year ending March 31, 2005 was presented to the Legislature on April 19, 2004.

      The following discussion of Operating Fund Revenue and Operating Fund Expenditure reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Operating Fund Revenue

      Provincial Source Revenues. Of its Total Revenue Before Transfer from Fiscal Stabilization Fund budgeted for the fiscal year ending March 31, 2005, the Province expects to derive $5,123.4 million or about 67.7% from provincial sources.

      Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. However, provinces may apply limited indirect taxation in the resource field. Local governments derive their taxing powers from the provinces.

      The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits which are generally recorded as expenses. The personal income tax is collected on the Province’s behalf by the Federal Government.

      Personal income tax revenue in the fiscal year ending March 31, 2005 is budgeted at $1,778.3 million, net of the municipal share of individual income taxes which is collected by the Government of Canada and remitted by the Province to municipalities in accordance with the Provincial — Municipal Tax Sharing Act.

      The Province is lowering its levies on corporation income taxes of small business. The tax rate on taxable income of small businesses (currently with active business income of less than $360,000) is 5%. The small business threshold will be increased to $400,000 on January 1, 2005. The rate for large businesses was reduced from 16.0% of taxable income to 15.5% on January 1, 2004 and will be reduced further to 15.0% on January 1, 2005. Corporation income tax revenue for the fiscal year ending March 31, 2005 is budgeted at $313.0 million, net of provincial-municipal revenue sharing arrangements under which the Province allocates 1.0 percentage point of its corporation taxable income to local governments.

      The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property, with major exemptions in respect of food for home consumption, children’s clothing under $150, custom software and most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2005 is budgeted at $1,154.3 million.

      The Province levies a tax of 11.5¢ per litre on gasoline, and 10.9¢ per litre on motive fuels. For the fiscal year ending March 31, 2005, the revenues from gasoline and motive fuel taxes are budgeted at $235.3 million. There is also a tobacco tax of 17.5¢ per cigarette and 16.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2005 is budgeted at $203.7 million.

      A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1 million are exempt and those with payrolls between $1 million and $2 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2005, the levy is budgeted to yield $280.8 million.

      Federal Government Transfers. Transfer payments from the Federal Government are budgeted to provide $2,447.0 million, or approximately 34.3% of the Province’s Total Revenue before Transfer from Fiscal Stabilization Fund budgeted in the fiscal year ending March 31, 2005. Unconditional transfers, primarily receipts under a Federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for approximately 32.6% of total budgetary revenue. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal Government transfers.

      The largest and most important of these Federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, (the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted unconditional revenue of $1,435.8 million from Federal equalization payments in the fiscal year ending March 31, 2005.

      The CHT and CST Arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early childhood development and social service programs through transfers of taxing authority and cash payments. The amount of Federal assistance does not bear a direct relationship to actual program costs, but rather is calculated on the basis of per capita entitlements. The total cash component of these arrangements is budgeted at $808.4 million for Manitoba for the fiscal year ending March 31, 2005. In addition $55.0 million from the Health Reform Fund and $42.1 million for other health funds will be received in fiscal year 2004/ 05.

      On September 16, 2004, the Federal, Provincial and Territorial governments reached an agreement to provide additional Federal assistance in respect of Provincial and Territorial health care programs. Under this agreement increased funding to Provincial and Territorial governments will total $2.1 billion in the fiscal year ending March 31, 2005, $3.1 billion in the fiscal year ending March 31, 2006 and $3.4 billion in the fiscal year ending March 31, 2007. Manitoba’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2004, was approximately 3.7%.

      The new agreement also provides an escalator clause for the CHT. The new national CHT payment to Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, will be escalated by 6.0% per annum beginning in the fiscal year ending March 31, 2007.

      As part of this agreement, Provincial and Territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy. These initiatives would also have a strong focus on innovation and enhanced public accountability.

      The Equalization Program has been subject to review every five years. It was renewed for a five-year period beginning April 1, 2004. During the First Ministers Meeting of September 13-15, 2004, the Federal Government announced changes to the Equalization Program. These changes included increasing the total entitlement to Equalization receiving provinces by $1,148 million for the 2004/05 entitlement year to $10 billion. These changes will increase Manitoba’s entitlement by $184 million for the 2004/05 entitlement year. In addition, the total entitlement to the Equalization receiving provinces will be established at $10.9 billion for the 2005/06 entitlement year, and will increase by 3.5% per annum in each subsequent entitlement year. The Federal Government also has announced that it will convene a panel of experts to provide advice on the future allocation of equalization payments among the provinces. The panel’s review will commence in the fall of 2004 with a view to reporting by the end of 2005. The Federal Government has indicated that a new approach to the allocation of Equalization among provinces will be implemented for the 2006/07 entitlement year.

      The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

      In January 2002, the Federal Government discovered a long-standing error with respect to personal income tax remittances to provinces for taxes collected by the Federal Government on behalf of the provinces. Several provinces, including Manitoba, received overpayments. Transfer payments of most provinces were also impacted by this error. The Federal Government has recovered from Manitoba a total of $168 million related to the 2000 tax year remittances and has recovered a further $61 million for the 2001 tax year. In September 2002, the Federal Government announced a settlement with the provinces affected by this error and an amendment to equalization regulations which resulted in Manitoba receiving an additional $138 million for 2001/02. In accordance with the settlement, Manitoba will reimburse the Federal Government $91 million, to be paid in ten equal annual installments beginning in 2004/ 05. Also, as part of the settlement, Manitoba received a $140 million transitional payment in 2002/ 03. This payment offset a similar amount which had been budgeted as equalization revenue in the Budget Estimate 2003 and which was not received.

Operating Fund Expenditure

      Health and Community Services. For the fiscal year ending March 31, 2005, expenditure on Health and Community Services is budgeted at $4,097.1 million, an increase of 3.7% over the prior year. This is the largest single expenditure category and represents 53.7% of the Province’s total budgeted expenditure and transfer to Debt Retirement Fund. Health and Community Services includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions. The Province has budgeted the gross cost of services under the Plan at $3,161.3 million for the fiscal year ending March 31, 2005, an increase of 3.3% over the prior year’s budget.

      Also included in this category is $912.8 million budgeted for the Province’s social security program which provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services.

      Education. Education expenditure for the fiscal year ending March 31, 2005 is budgeted at $1,465.4 million, an increase of 0.5% over the prior year, and represents 19.2% of Manitoba’s total budgeted expenditure and transfer to Debt Retirement Fund. The major portion of this expenditure, amounting to $879.2 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

      This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $541.9 million for the fiscal year ending March 31, 2005.

      Economic and Resource Development. Expenditure on economic and resource development is budgeted at $816.8 million for the fiscal year ending March 31, 2004, an increase of 16.1% from the prior year mainly due to the reallocation of interest charges on capital assets from Public Debt. This represents 10.7% of Manitoba’s total budgeted expenditure and transfer to the Debt

Retirement Fund. The largest item in this category is Transportation and Government Services, amounting to $384.8 million.

      Consumer Services, Public Protection and Other Government Services. Expenditure for Consumer Services, Public Protection and Other Government Services is budgeted at $579.4 million, a decrease of 11.2% over the prior year mainly due to the effects of disaster related expenditures.

      Other. The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $232.4 million for the fiscal year ending March 31, 2005.

      Expenditure for Provincial assistance to local governments is budgeted at $110.6 million for the fiscal year ending March 31, 2005 and includes $66.6 million for grants to the City of Winnipeg and $14.9 million for grants in lieu of taxes to municipalities.

      The net cost of servicing total direct public debt after deducting recoveries from Crown Organizations, investment earnings and interest on department’s capital asset is budgeted at $238.7 million, a decrease of 23.1% over the prior year mainly due to the reallocation of interest charges on capital assets to individual departments. For the fiscal year ending March 31, 2005, the gross interest expense for the Province’s direct funded debt is estimated to be $1,183.4 million, which is reduced by $216.3 million of interest income, $643.6 million of debt on which interest is recovered from Crown Organizations and other government entities and $84.8 million in interest recovery on department’s capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT ENTERPRISES

      The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as The Manitoba Hydro-Electric Board are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Credit Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. However, Manitoba Hydro was authorized to distribute retained earnings to the Province for the fiscal year ending 2003. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

      A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2004, was $335.6 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $7,562.9 million at such date.

      The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2000 through 2004 and the allowance for losses on realization of assets as at March 31, 2004:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT ENTERPRISES (1)

	As at March 31,

						2004
						Valuation
	2000	2001	2002	2003	2004	Allowance

	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$6,854,360	$7,017,104	$7,221,434	$6,374,894	$6,492,818	$—
The Manitoba Housing and Renewal Corporation (3)	370,077	355,007	351,968	345,052	336,739	247,035
The Manitoba Agricultural Credit Corporation	310,811	314,545	326,423	311,627	373,388	39,406
The Manitoba Lotteries Corporation (4)	—	170,000	170,000	173,700	173,076	—
Manitoba Development Corporation	87,477	88,168	104,378	107,184	122,407	43,912
Other	92,236	84,809	90,022	77,666	64,487	5,274

Total	$7,714,961	$8,029,633	$8,264,225	$7,390,123	$7,562,915	$335,627

     (1) Crown Organizations and Government Enterprises also have debt not guaranteed by the Province which consists of $180.6 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $14.5 million held by various First Nation Bands and $3.0 million of assumed mortgages on existing property.

     (2) Provincial advances have been adjusted by the foreign currency fluctuation on the Direct Debt of the Province for which Manitoba Hydro is responsible.

     (3) It is the policy of the Government to create or change valuation allowances to reflect the estimated realizable value of loans made to crown agencies, boards and commissions. This assessment is based on a review of the organization’s most recent financial statements and any accumulated deficit adjusted by prospective recoveries from future operations. Because it was determined that Manitoba Housing and Renewal Corporation (MHRC), in prior years, had not been amortizing their tangible capital assets in accordance with Canadian GAAP, MHRC’s accumulated deficit, for the year ended March 31, 2003, was understated and had to be increased to reflect additional accumulated amortization. As a result, there was an increase made to the MHRC valuation allowance of $229 million, an increase in accumulated deficit of $230 million and a decrease in expense of $1 million.

     (4) Refinancing of debt which was previously directly incurred by this entity.

     The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

      The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.

      At March 31, 2004, the Corporation had total assets of $601.3 million represented by $303.3 million of projects completed or under construction, owned land held for development and/or sale having a book value of $14.8 million, loans and mortgages receivable of $165.9 million and other assets of $117.3 million.

      The Manitoba Agricultural Credit Corporation provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by the Corporation and through guarantees of loans by chartered banks.

      At March 31, 2004, the Corporation had total assets of $354.6 million, of which $266.4 million represented receivables secured by first mortgages on farmland and buildings. For the fiscal year ended March 31, 2004, the Corporation’s operating deficit was $9.7 million, after a Provincial operating grant of $5.6 million. As at March 31, 2004, the accumulated deficit of the Corporation was $36.8 million, primarily representing an allowance for doubtful accounts which the Province will fund as accounts are written off.

PUBLIC DEBT

Debt Record

      The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Debt of the Province

      The Province borrows to fund its net cash requirement. The following table summarizes the direct funded debt of the Province by currency as at March 31 for the years 2000 through 2004.

DIRECT FUNDED DEBT OF THE PROVINCE  (1)

	As at March 31,

	2000	2001	2002	2003	2004 (2)

	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (3)	$11,115,797	$11,548,212	$11,807,490	$11,812,749	$13,120,345
Issues hedged to Canadian Dollars	2,852,563	2,624,374	3,221,628	3,348,799	3,210,936
U.S. Dollars	5,087,250	4,765,523	3,734,567	3,305,925	2,227,850
Issues hedged to U.S. Dollars	574,016	1,015,640	1,555,051	939,179	957,913

Total Direct Funded Debt	19,629,626	19,953,749	20,318,736	19,406,652	19,517,044
Less: Sinking Funds	6,411,147	6,188,797	6,485,514	5,805,288	4,961,105

Net Direct Funded Debt	$13,218,479	$13,764,952	$13,833,222	$13,601,364	$14,555,939

Raised for the purpose of:
General Government Programs (4)	$6,718,334	$6,788,756	$6,643,283	$6,641,425	$6,628,374
The Manitoba Hydro-Electric Board	5,566,339	5,670,440	5,701,237	5,398,925	5,764,322
Other Self-Sustaining Debt	933,806	1,305,756	1,488,702	1,561,014	1,685,995
Loans Payable to the Government of Canada and Government Enterprises (5)	—	—	—	—	477,248

Net Direct Funded Debt	$13,218,479	$13,764,952	$13,833,222	$13,601,364	$14,555,939

     (1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar debt has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

     (2) For additional information as to the direct funded debt of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2004, the Province issued funded debt of $1,990 million in Canadian dollars, which was issued to finance maturing issues and for self-sustaining programs including Manitoba Hydro.

     (3) Direct funded debt payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2003 and 2004, the amounts of such debentures were $1,128 million and $1,002 million, respectively.

     (4) Debt for general government programs consists of the total direct funded debt of the Province less debt issued for self-sustaining purposes.

     (5) In Fiscal Year 2004, the Province, in accordance with Canadian GAAP, changed its accounting treatment for certain amounts owed to the Federal Government and for debentures issued by certain school boards and hospitals, the debt service of which is paid with grants from the Government.

     Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable.

     With respect to debentures issued by school boards and hospitals, previously the Province recognized expense over the life of the debentures as grants for debt service were made. Now the obligation to fund debt service is expensed in full at the time the debenture is issued. The debentures are held by the Provincial Sinking Fund and Manitoba Public Insurance (MPI), (a crown corporation). Debentures held by MPI are recorded as “Loans Payable to Government Enterprises”.

     The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.

     The Province has not restated the financial statements of previous years. The effect of this change for prior years was reflected in the accumulated deficit and in the increase in loans payable recorded by the Province.

     For additional information, see footnotes to the Summary Financial Statements which will be filed as an amendment to the Province’s Annual Report on Form 18K/A.

Guaranteed Debt of the Province

      The following table summarizes the guaranteed debt of the Province by currency and purpose of issue as at March 31 for the years 2000 through 2004.

GUARANTEED DEBT OF THE PROVINCE (1)

	As at March 31,

	2000	2001	2002	2003	2004

	(In thousands of dollars)
Guaranteed Debt Payable in:
Canadian Dollars	$421,219	$416,102	$595,190	$979,202	$910,083
U.S. Dollars	—	—	—	—	12,450

Total Guaranteed Debt	421,219	416,102	595,190	979,202	922,533
Less: Sinking Funds and Other Related Trust Funds	180,473	25,084	25,447	26,292	30,217

Net Guaranteed Debt (2)	$240,746	$391,018	$569,743	$952,910	$892,316

Issued by:
The Manitoba Hydro-Electric Board	$231,699	$382,086	$562,014	$944,831	$884,281
Other	9,047	8,932	7,729	8,079	8,035

Net Guaranteed Debt (2)	$240,746	$391,018	$569,743	$952,910	$892,316

     (1) Debentures payable in U.S. dollars are stated at the Canadian dollar equivalent using the exchange rate in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates.

     (2) The table does not include contingent obligations in the amount of $27.5 million as at March 31, 2004, comprised of $0.5 million of mortgages, and $27 million of bank lines of credit.

     For additional information as to guaranteed debt, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

      The following table sets forth the maturity schedule by currency of the direct funded and guaranteed debt of the Province as at March 31, 2004:

MATURITY SCHEDULE

DIRECT AND GUARANTEED DEBT (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars (2)	Dollars (2)(3)	Maturities	Withdrawal	Maturities

	(In millions of dollars)
Short-Term Debt	$521	$12	$533	$—	$533
2005	1,569		1,569	354	1,215
2006	1,708	264	1,972	232	1,740
2007	1,384	655	2,039	264	1,775
2008	1,667		1,667	178	1,489
2009	2,022	323	2,345	818	1,527

	8,871	1,254	10,125	1,846	8,279
2010-2014	2,865	1,025	3,890	1,332	2,558
2015-2024	2,956	919	3,875	1,755	2,120
2025-2043	2,072	—	2,072	58	2,014
2005-2018 Government Enterprises	341	—	341	—	341
2005-2015 Government of Canada	136	—	136	—	136

	$17,241	$3,198	$20,439	$4,991	$15,448

     (1) The table does not include contingent obligations in the amount of $27.5 million as at March 31, 2004, comprised of $0.5 million of mortgages, and $27 million of bank lines of credit.

     (2) Debt payable in Canadian dollars and U.S. dollars includes debt swapped from other currencies.

     (3) Debt payable in U.S. dollars (U.S.$2.44 billion) is stated at the Canadian dollar equivalent at March 31, 2004.

Sinking Funds

      The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of debt. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2004, was $197.7 million. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by Canadian provinces.

      Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the debt of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

      The unfunded debt of the Province as at March 31, 2004 amounted to $1,034 million, including $333 million of accounts payable, $224 million of accrued interest and $477 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $630 million, represented by $360 million of March 2004 tax revenue receivables, $107 million of other receivables, $57 million of interest receivable and $133 million of accounts receivable from the Federal and other governments and $72 million in cash and equivalents, less a valuation allowance of $99 million.

Consolidated Funded Debt of the Manitoba Public Sector

      The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded debt of the Manitoba public sector at March 31 for each of the years 2000 through 2004.

CONSOLIDATED FUNDED DEBT OF THE MANITOBA PUBLIC SECTOR

	As at March 31,

	2000	2001	2002	2003	2004

	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$9,981	$9,955	$10,147	$10,373	$10,055
Less Sinking Funds	(3,263)	(3,158)	(3,496)	(3,723)	(3,419)

Net General Government Programs	6,718	6,797	6,651	6,650	6,636

The Manitoba Hydro-Electric Board	7,503	7,655	7,845	7,382	7,422
Less Sinking Funds	(1,470)	(1,374)	(1,547)	(1,004)	(761)

Net Manitoba Hydro-Electric Board	6,033	6,281	6,298	6,378	6,661

Other Crown Organizations, Public Sector Entities and Loans Payable	5,242	5,213	5,062	4,502	4,427
Less Sinking Funds	(2,297)	(2,142)	(1,976)	(1,578)	(1,179)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	2,945	3,071	3,086	2,924	3,248

Net Public Sector Debt	$15,696	$16,149	$16,035	$15,952	$16,545

Consisting of:
Direct Debt of the Province (1)	$19,614	$19,723	$19,920	$18,959	$18,539
Guaranteed Debt of the Province (1)	421	416	595	979	923
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,691	2,684	2,539	2,319	2,442

Total Public Sector Debt	22,726	22,823	23,054	22,257	21,904
Less: Accumulated Sinking Funds	(7,030)	(6,674)	(7,019)	(6,305)	(5,359)

Net Public Sector Debt	$15,696	$16,149	$16,035	$15,952	$16,545

     (1) U.S. and other foreign currency debt included in the Direct Debt of the Province and the Guaranteed Debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Debt Information

      The following table sets forth certain information as to the funded debt of the Province as well as debt issued for general government programs (all net of accumulated sinking funds) as at March 31 for the years 2000 through 2004, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR DEBT INFORMATION

	As at March 31,

	2000	2001	2002	2003	2004

Total Net Consolidated Funded Debt of the Manitoba Public Sector (in millions)	$15,696	$16,149	$16,035	$15,952	$16,545
Per Capita	13,738	14,074	13,928	13,804	14,243
As a Percent of Personal Income	58.5%	56.9%	54.6%	52.9%	53.3%
As a Percent of Gross Domestic Product	49.2	47.4	45.5	43.1	43.0
Total Net Direct Funded Debt of the Province (in millions)	$13,218	$13,765	$13,833	$13,601	$14,556
Per Capita	11,569	11,997	12,015	11,770	12,531
As a Percent of Personal Income	49.2%	48.5%	47.1%	45.1%	46.9%
As a Percent of Gross Domestic Product	41.4	40.4	39.3	36.8	37.8
Net Debt Issued for General Government Programs (in millions)	$6,718	$6,798	$6,651	$6,649	$6,636
Per Capita	5,880	5,925	5,777	5,754	5,713
As a Percent of Personal Income	25.0%	23.9%	22.6%	22.0%	21.4%
As a Percent of Gross Domestic Product	21.0	19.9	18.9	18.0	17.2
Net Cost of Servicing General Government Program Debt as a Percent of Provincial Revenue	7.1%	7.6%	6.1%	4.6%	4.3%

Pension Liability

      The Government is required by legislation to pay 50% of the pension disbursements made to retired Provincial employees (with the exception of the share payable by Government agencies for their employees) and to retired contributors to the Teachers’ Retirement Allowances Fund (TRAF). Such payments are charged to departmental appropriations as incurred. Prior to March 31, 2001, no provision was made to fund current or past service obligations of the Government to the Civil Service Superannuation Fund (CSSF) or to the TRAF. The reserves held in these Funds represent only the employees’ obligation towards the total pension liability, except as described in the following paragraph.

      Certain amendments to the Civil Service Superannuation Act were made in 1992, which required that the CSSF establish and fund a separate account in an amount sufficient to cover the Province’s actuarial costs of the 1992 amendments to the Act. The CSSF account maintained on behalf of the Province at March 31, 2004 was $34 million ($30 million in 2003).

      An actuarial valuation and report of the Government’s liability to the CSSF was completed as at December 31, 2001. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated on an indexed basis at $1,545 million as at March 31, 2004 ($1,501 million in 2003).

      An actuarial report for TRAF was completed as of January 1, 2001 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $1,971 million at March 31, 2004 ($1,878 million in 2003).

      Currently, the Province allocates a portion of its annual payments to the Debt Retirement Fund to fund its unfunded pension liability and sets aside funding for the pension costs of all new employees. These amounts have been transferred to the Pension Assets Fund which was established to provide for the future retirement of the government’s pension liability. The current balance of the Pension Assets Fund is $267 million.

      The Pension Plan for Members of the Legislative Assembly (MLAs) provides MLAs elected prior to April 25, 1995 defined pension benefits based on years of service. For those elected after April 25, 1995, the Act provides for defined contribution benefits as well as defined pension benefits for service prior to April 25, 1995. An actuarial valuation was completed as of March 2000 and provides a formula to update the liability on an annual basis. The Government’s liability is calculated to be $32 million at March 31, 2004 ($32 million in 2003).

      An actuarial report was completed for the Judge’s Supplemental Plan as at March 31, 2003 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $21 million at March 31, 2004 ($19 million in 2003).

      The estimated pension liability for the Government and Crown organizations, including unamortized actuarial gains and losses (which does not include Government Enterprises such as Manitoba Hydro), may be summarized as follows:

	As at March 31,

	2003	2004

	(In millions of
	dollars)
Civil Service Superannuation Fund	$1,501	$1,545
Members of Legislative Assembly	32	32
Teachers’ Retirement Allowances Fund	1,878	1,971
Judge’s Supplemental Pension Plan and Other Plans	21	23

Total	$3,432	$3,571

      Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements, made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2004 of approximately $507 million ($479 million in 2003). The plan has a surplus of $49 million as at March 31, 2004 ($22 million deficit in 2003). These amounts are not included in the above totals.

THE MANITOBA HYDRO-ELECTRIC BOARD

      The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

      In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

      In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba with approximately 254,000 residential, commercial and industrial customers.

      In August 2002, amendments were made to the Manitoba Hydro Act providing for the distribution from Manitoba Hydro to the Province of Manitoba of up to $288 million by the end of the 2003-04 fiscal year. Total payments and provisions in the 2002-03 fiscal year amounted to $203 million. The Manitoba Hydro Act provided that the amount of distribution for the 2003-04 fiscal year would be the lesser of $85 million or 75% of net income. On this basis, no payments were made for the year ended March 31, 2004 and no future payments will be necessary in accordance with the legislative provisions.

      In September 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. Winnipeg Hydro operated two hydraulic generating stations which add a capability of 145 megawatts to the system capacity. The primary financial terms of the purchase were that Manitoba Hydro received all generating, transmission, distribution, and business assets, incurred net debt obligations related to Winnipeg Hydro of $133 million, and agreed to make cash payments to the City of Winnipeg equal to $25 million per year for the first five years, $20 million per year for the following four years, and then $16 million per year in perpetuity. In addition, Manitoba Hydro is obligated to commence construction of a minimum 400,000 square foot office complex in downtown Winnipeg within five years of the date of purchase.

      As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

      Manitoba Hydro currently provides electricity to approximately 506,000 customers and natural gas service to approximately 254,000 customers within the province. In addition, it exports electricity to approximately 40 electric utilities in the U.S., Ontario and Saskatchewan.

      At March 31, 2004, Manitoba Hydro’s total generating capability was 5,481 megawatts. Of this generating capability, hydro-electric stations represented 91.2%, thermal-electric (natural gas and coal) stations 8.6% and diesel-electric stations 0.2%. The diesel electric stations served four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

      For the fiscal year ended March 31, 2004, 70.0% of the Manitoba integrated system energy supply of 26.4 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 3.3% and by imports was 26.7%.

Operations

      The net loss from consolidated operations for the fiscal year ended March 31, 2004 was $436 million, compared to the net income of $71 million in the previous fiscal year. The decrease was mainly due to a significant decline in hydraulic generation stemming from lower water flows. The prolonged drought conditions resulted in reduced electricity sales to extraprovincial customers and increased fuel and power purchases to support firm supply commitments.

Electricity

      As at March 31, 2004, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 4,998 megawatts, including five stations with a total capability of 3,925 megawatts located on the Nelson River. Manitoba Hydro also operated two thermal-electric generating stations having a total installed capability of 473 megawatts and four isolated diesel sites having an installed capacity of 9 megawatts.

      As at March 31, 2004, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 11,423 circuit kilometers, representing a total investment of $727 million.

      For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Saskatchewan have a total transfer capability of 550,000 kilowatts and interconnections with Ontario have a transfer capability of 263,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,250,000 kilowatts and import transfer capability of 1,050,000 kilowatts.

      During the fiscal year ended March 31, 2004, Manitoba Hydro sold a total of 23.7 billion kilowatt-hours of electricity, representing a decrease of 16.6% from the fiscal year ended March 31, 2003. Scheduled extraprovincial sales accounted for 4.4 billion kilowatt-hours, or 18.5% of total electricity sales for the fiscal year ended March 31, 2004. Scheduled imports accounted for 7.1 billion kilowatt-hours, an increase of 131.8% from the fiscal year ended March 31, 2003.

Natural Gas

      Manitoba Hydro’s subsidiary, Centra Gas provides natural gas distribution and related energy services to approximately 254,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,727 kilometers) and distribution (6,880 kilometers) mains to meet the natural gas requirements of its customers.

      For the year ended March 31, 2004, Centra Gas had total gas deliveries of 75.0 billion cubic feet. These gas deliveries were comprised of 23.1 billion cubic feet to residential customers, 31.5 billion cubic feet to commercial and industrial customers and 20.4 billion cubic feet of transportation deliveries.

Rate Matters

      Manitoba Hydro’s rates for electricity sales within the province are set on a cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (“PUB”). In response to a Manitoba Hydro rate application to address the financial loss caused by drought conditions, the PUB approved a 5% rate increase effective August 1, 2004 and conditionally approved interim rate increases (subject to subsequent review) of 2.25% effective April 1, 2005 and October 1, 2005 across all customer classes. An earlier PUB order in June 2003 had directed Manitoba Hydro to decrease rates 1% for general service small customers and 2% for general service large customers. These decreases were retroactive to April 1, 2003 and were implemented on January 1, 2004.

      Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the full impact of primary gas price changes. Centra also makes periodic rate applications for changes in non-commodity costs.

STATISTICAL INFORMATION

      The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,

	2000		2001		2002		2003		2004

Electricity
Installed Generating Capability Including Winnipeg Hydro (in megawatts)	5,124		5,219		5,240		5,475		5,481
Manitoba Firm Peak Demand (in Megawatts)	3,524		3,637		3,760		3,916		3,959
Manitoba & Winnipeg Hydro System Electric Energy (in millions of kilowatt- hours)
Generated	30,155		32,697		32,643		29,178		19,349
Purchased	464		333		1,512		3,043		7,053

	30,619		33,030		34,155		32,221		26,402

Electric Energy Sales (1) (in millions of kilowatt-hours) Manitoba	15,777		16,653		16,916		18,907		19,280
Extraprovincial	10,868		12,065		12,091		9,463		4,389

Total Electric Energy Sales	26,645		28,717		29,007		28,370		23,669

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$737,230		$781,064		$786,036		$875,841		$918,231
Extraprovincial	376,570		479,673		587,893		463,428		350,994

Total Revenue from Sale of Power	$1,113,800		$1,260,737		$1,373,929		$1,339,269		$1,269,225

Number of Customers (at end of period)	402,023		403,040		405,535		501,975		505,883
Average Revenue per kilowatt-hour
Manitoba	4.67	¢	4.69	¢	4.65	¢	4.63	¢	4.76	¢
Extraprovincial	3.46		3.98		4.86		4.90		5.03
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	2.13	¢	2.13	¢	2.46	¢	2.95	¢	4.79	¢
Natural Gas (2) Gas Deliveries (in billions of cubic feet)
Residential	18.7		24.7		22.8		25.2		23.0
Commercial/ Industrial	25.6		34.4		31.7		34.6		31.5
Transportation	12.9		17.6		17.7		22.6		20.4

Total Gas Deliveries	57.2		76.7		72.2		82.4		74.9

Number of Customers (at end of period)	245,761		248,074		249,351		251,273		253,631
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$136,763		$239,969		$224,704		$247,413		$234,781
Commercial/ Industrial	129,482		258,672		248,045		260,832		251,994
Transportation	1,388		1,836		4,127		4,016		4,354
Other	1,074		2,803		2,471		2,587		2,517

Total Revenue from the Sale of Natural Gas	$268,707		$503,280		$479,347		$514,848		$493,646

     (1) Manitoba energy sales are based on the net energy transfer to Winnipeg Hydro to the September 3, 2002 acquisition date and exclude internal energy use. Extraprovincial energy sales and power purchased are based on scheduled energy deliveries and exclude energy supplied out of province for delivery out of province.

     (2) Statistics are based on Centra Gas operations from the July 30, 1999 acquisition date.

     For information with respect to the operating financial results, balance sheet and statement of changes in financial position of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI and VII.”

Construction Program

      The following table summarizes Manitoba Hydro’s capital expenditure for improvements and expansion of its facilities during the four-year period ended March 31, 2004, and the estimated capital expenditure to meet future demands for electricity and natural gas in the province during the five-year period ending March 31, 2009.

CAPITAL EXPENDITURE

	Year Ending March 31,

					Estimated

	2001	2002	2003	2004	2005	2006	2007-2009

	(In thousands of dollars)
Electricity
Generating Plant	$109,811	$153,070	$153,982	$110,644	$185,009	$260,579	$1,047,744
Major Transmission & Stations	81,102	95,169	116,447	128,500	142,526	107,414	454,116
Distribution & Other	150,148	171,743	192,366	213,523	255,340	253,995	634,140
Natural Gas
Distribution & Other	21,121	18,740	21,658	31,572	21,840	22,568	70,352

	$362,182	$438,722	$484,453	$484,239	$604,715	$644,556	$2,206,352

      Capital expenditures, excluding new generation and transmission expenditures, are estimated to total $2,050 million for the five-year period ending March 31, 2009. Manitoba Hydro expects internally generated funds to be $1,689 million or approximately 82% of these capital expenditures during this period. These amounts do not include any of the possible new hydraulic projects discussed below.

      Manitoba Hydro has installed seven wind monitoring sites throughout the province to collect information on wind conditions in order to evaluate wind generation opportunities. The utility plans to produce or purchase 250 megawatts of wind power or about five percent of Manitoba Hydro’s generating capacity should it be viable from an economical and technical perspective.

      Manitoba Hydro has five generating stations with a total installed generating capability of 3,925 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,500 megawatts.

      Based on Manitoba electricity needs, and after including the resources provided by wind, Power Smart initiatives, and upgrading of existing facilities, it is projected that no new major hydraulic generation will be required to serve the Manitoba domestic market and committed export requirements until at least 2024. However, Manitoba Hydro is actively exploring the feasibility of building one or more new hydro-electric generating stations prior to 2024 in order to take advantage of export market opportunities. Agreements in principle that involve partnership arrangements and equity participation have been reached with First Nations in the vicinity of the Wuskwatim and Gull/Keeyask projects and the Corporation is in the final stages of completing a Project Development Agreement with Nisichawayasihk First Nation with respect to the 200MW Wuskwatim generating station proposed to be built on the Burntwood River. In 2004, the Clean Environment Commission held extensive public hearings to review the proposed advancement of this project and related transmission to an estimated in-service date of 2010. On October 4, 2004, the Clean Environment Commission issued its report on the proposed Wuskwatim generating station and recommended the licensing of the project. The Commission was satisfied that the estimated $1.0 billion capital expenditure for the project is economic and that, with suitable environmental monitoring, the environmental effects will not be significant. A final review by the Board of Manitoba Hydro and a community vote in Nisichawayasihk Cree Nation are still necessary before the decision will be made to proceed with the project.

      In June 2003, Manitoba and Ontario signed a memorandum of understanding to support a feasibility study to be conducted by Hydro One (of Ontario) and Manitoba Hydro for a large firm power sale involving the development of additional hydraulic generation in Manitoba including the 1,250-megawatt Conawapa generating station and the construction of high-voltage transmission line between the two provinces. On September 30, 2004, the governments of Manitoba and Ontario announced that they would proceed with a detailed technical study on a Clean Energy Transfer Initiative (CETI), a proposed hydroelectric power project in Northern Manitoba and a transmission line that would bring power from Manitoba to Ontario. The technical study would include detailed engineering and cost analysis, further discussions with First Nations, as well as a more detailed analysis on overall project economics.

      As a result of Manitoba Hydro’s generation and transmission activities in the past, a number of communities have experienced adverse impacts. To provide fair compensation to these communities, Manitoba Hydro has been engaged in discussions to reach settlement agreements. As of March 31, 2004, Manitoba Hydro has spent $540 million for remedial works, compensation and/or mitigation initiatives, negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/ mitigation agreements with numerous communities outside the NFA.

      On December 16, 2002, a plan was announced between Manitoba, Manitoba Hydro and Pimicikamak Cree Nation representatives from the Cross Lake First Nation, the fifth NFA community, containing NFA implementation initiatives. To date, approximately $87 million of the funds has been spent for compensation and mitigation initiatives at Cross Lake. Manitoba Hydro and Manitoba continue to work with Cross Lake First Nation to develop and implement an action plan for fulfillment of obligations under the NFA. In addition, discussions are ongoing to reach concluding arrangements with the remaining communities not covered by the NFA.

      On August 3, 2004 the Fox Lake Cree Nation agreed to submit for community approval the terms of a settlement agreement with Manitoba Hydro and the Province of Manitoba that will address adverse effects of past hydroelectric development in the lower Nelson River area. Manitoba Hydro’s financial commitment for the settlement agreement is $15.2 million over 15 years.

MANITOBA INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability

		(in Megawatts)
Jenpeg	Nelson	132
Kelsey	Nelson	223
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	131
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	78
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		4,998
Brandon & Selkirk Thermal		473

Total Integrated System Capability		5,471

POTENTIAL HYDRAULIC SITES (1)

Conawapa	Nelson	1,250
Gillam Island	Nelson	820
Gull/Keeyask	Nelson	620
Whitemud	Nelson	310
Red Rock	Nelson	190
Wuskwatim	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	225
Notigi	Burntwood	100

		3,910

Total		9,381

     (1) Net capacity addition to the integrated system.

Export Power Sales

      Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2005. In August 2002, Manitoba Hydro signed a ten-year replacement agreement with NSP for the sale of 500MW of firm power commencing in 2005.

      Manitoba Hydro has signed 150 megawatt Seasonal Diversity Exchange Agreements with United Power Association and with NSP, which will continue until 2015 and 2019, respectively. A third Seasonal Diversity Exchange for 200 megawatts with NSP will continue until 2016. These Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

      Other long-term export power sales include:

•	50 megawatt sale to Otter Tail Power 1997-2005

•	50 megawatt sale to Otter Tail Power 2000-2010

•	Sale to Minnesota Municipal Power Agency 2000-2012:

•	60 megawatts from 2000-2009

•	30 megawatts from 2010-2012

•	100 megawatt sale to Wisconsin Public Service 2002-2007

•	50 megawatt sale to Great River Energy 2002-2007

      Manitoba Hydro is a member of the Mid-Continent Area Power Pool (“MAPP”) which provides access to a market of over 70 entities. Under the MAPP agreement, contracts have been entered into with utilities in Minnesota, North Dakota, Wisconsin and with United States marketers. Manitoba Hydro makes short-term power sales on an on-going basis to SaskPower, Ontario Power Generation Inc. and numerous utilities and marketers in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of and exposures to export sales customers in order to minimize credit risk.

      In September 2001, Manitoba Hydro announced it had reached a Coordination Agreement with the Midwest Independent Transmission System Operator, Inc. (“the Midwest ISO”) which allows Manitoba Hydro to participate in the Midwest ISO. The Midwest ISO began full operations in February 2002. The relationship with the Midwest ISO provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as an independent agent for its transmission-owning members, and, with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 122,000 megawatts of generation capacity over 111,000 miles of high voltage transmission lines in all or parts of 15 states and parts of Canada.

CANADIAN FOREIGN EXCHANGE

      Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed debt of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 1999 through 2003.

	Average Noon Spot Rates

Foreign Currency	1999	2000	2001	2002	2003

	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.4858	$1.4852	$1.5484	$1.5704	$1.4015

     (1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	1999	2000	2001	2002	2003

High	$1.5475	$1.5632	$1.6050	$1.6132	$1.5747
Low	1.4420	1.4378	1.4901	1.5110	1.2924

Source: Bank of Canada.

     At March 31, 2004, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.3105.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS —

SUMMARY STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2004
(with comparative figures for 2003)

	2003	2004

	(In millions of
	dollars)
REVENUE
Manitoba Collections:
Retail sales tax	1,007	1,064
Fuel taxes	231	233
Levy for health and education	257	268
Mining tax	18	22
Other taxes	461	480
Fees and other revenue	1,109	1,174
Government Enterprise Transfers:
Liquor Control Commission	166	174
Manitoba Hydro	203	—
Manitoba Lotteries Corporation	266	235
Income taxes:
Corporation income tax	160	289
Individual income tax	1,636	1,720
Federal transfers:
Equalization	1,338	1,414
Canada Health and Social Transfer	756	917
Medical Equipment Fund	16	21
Health Reform Fund	—	37
Primary Care Transition Fund	1	7
Shared cost and other	294	320

TOTAL REVENUE	7,919	8,375

EXPENSES
Health	2,955	3,301
Education	2,059	2,169
Family Services and Housing	930	965
Community, Economic and Resource Development	960	1,042
Justice and Other Government	724	753
Debt Servicing	367	329

TOTAL EXPENSES	7,995	8,559

NET LOSS BEFORE EXTRAORDINARY ITEM	(76)	(184)
Adjustment to estimate for Federal accounting error	51	—

NET LOSS	(25)	(184)
Increase (decrease) in equity in Government Enterprises	(159)	(420)

SUMMARY NET LOSS	(184)	(604)

I. SUMMARY FINANCIAL STATEMENTS —

SUMMARY STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2004
(with comparative figures for 2003)

	2003	2004

	(millions)
ASSETS
Cash and cash equivalents	$712	$624
Temporary investments	228	206
Amounts receivable	730	746
Inventories	27	28
Portfolio investments	33	89
Loans and advances	579	632
Equity in Government Enterprises	1,369	949
Other long-term investments	7	7
Deferred charge for non-devolved health care facilities (1)	133	121
Tangible capital assets	2,001	1,945
Pension assets	151	267
Assets of non-devolved health care facilities (2)	775	805

TOTAL ASSETS	6,745	6,419

LIABILITIES
Borrowings	19,746	18,042
Less: Sinking funds	(5,875)	(3,024)
Less: Debt incurred for and repayable by The Manitoba Hydro-Electric Board and Manitoba Lotteries Corporation	(5,573)	(5,937)

	8,298	9,081
Less: Unamortized foreign currency fluctuation	(81)	(89)

Net borrowings	8,217	8,992
Accounts payable, accrued charges, provisions and deferrals	1,913	1,890
Pension liability	3,411	3,571
Liabilities of non-devolved health care facilities (2)	698	728

TOTAL LIABILITIES	14,239	15,181

ACCUMULATED DEFICIT (3)	$7,494	$8,762

     (1) Prior to the 2000/01 fiscal year, individual health care facilities issued long-term debt in their own name to finance major capital acquisitions. In 2000/01, the Province began a program to finance such debt directly, taking advantage of its superior borrowing power and rates, and lowering the cost of health related borrowings for Manitoba. This debt is included as part of the Province’s general purpose borrowings. The related asset for non-devolved health care facilities is recorded as a deferred charge and amortized over the same period as the term of the debt issue.

     (2) The government has adopted a policy of including the assets, liabilities and equity of health care facilities, which have not devolved their ownership to Regional Health Authorities in its financial statements on a combined basis. However, the annual net income (loss) is recorded in the Summary Statement of Accumulated Deficit instead of the Summary Statement of Revenue and Expense. The assets and liabilities are not adjusted on a basis to be consistent with the accounting policies of the government reporting entity.

     (3) Material adjustments may result from changes in accounting policy or from the correction of an error which are attributable to and identifiable with prior periods. It is the Government’s practise to reflect the effects of such adjustments in the accumulated deficit. Prior year balances are not restated. If Canadian GAAP had been used to record changes in accounting policies and correction of errors, the comparative figures of the financial statements and the opening balance of the accumulated deficit would have changed. The following changes were made to the accumulated deficit in Fiscal Year 2003/04.

A.  Tangible Capital Assets

During the year, tangible capital assets acquired in prior fiscal years (cost of $6 million and accumulated amortization of $3 million) were identified and recorded. Accordingly, the accumulated deficit was decreased by $3 million.

During the year, the Province made adjustments to the calculation of the accumulated amortization of the tangible capital assets held by the Manitoba Housing and Renewal Corporation, to be consistent with the Province’s accounting policy. This correction has resulted in a decrease in tangible capital assets of $229 million, a decrease in expenses of $1 million and a corresponding increase in accumulated deficit of $230 million.

B.  Deferred Revenue

During the year, as a result of a change in the designation of certain special funds held by the University of Manitoba from externally restricted funds to internally restricted funds, deferred revenue decreased by $15 million and accordingly the accumulated deficit decreased by $15 million.

Certain Crown organizations adopted a policy of distinguishing restricted contributions from unrestricted contributions. Prior to 2003/04 all contributions were accounted for as restricted contributions. As restricted contributions are recognized as revenue when the related expenses are incurred and unrestricted contributions are recognized as revenue when received, this resulted in a decrease in the accumulated deficit of $1 million.

C.  Amortization of Assets Under Construction

During the year, amortization on assets under construction, recorded by a Crown organization in prior years, was identified and adjusted to zero in accordance with Government policies for these assets. Accordingly, the accumulated deficit was decreased by $3 million.

D.  Judges Pension Adjustment

During the year, an actuarial valuation report of the Government’s liability to the judges under the Supplemental Pension Benefit Plan was completed as at March 31, 2003. In accordance with the formula, the Government’s actuarial liability related to prior fiscal years, of $19 million, was identified and recorded. Accordingly, the accumulated deficit was increased by $19 million.

E.  Legal Aid Private Bar Fees

During the year, The Legal Aid Service Society of Manitoba changed its accounting policy with respect to private bar fees and disbursements to the accrual basis. Prior to this fiscal year, these fees and disbursements were recognized as expenditures based upon the lawyers billing dates rather than the date of providing the required services. This accounting change has resulted in an increase in accounts payable of $4 million and a corresponding increase in accumulated deficit of $4 million.

F.  Restatement of School Board Debentures

The Province has provided funds to school boards to finance capital acquisitions through loans and in turn has held the school board debentures as portfolio investments. The Province provides funding to the school boards to repay these debentures. Canadian GAAP requires the investment in these debentures to be recorded as a grant. This has resulted in an increase in loans payable to MPIC of $271 million, a decrease in sinking funds of $185 million, an increase in expenses of $23 million and a corresponding increase in accumulated deficit of $433 million.

I. SUMMARY FINANCIAL STATEMENTS

SUMMARY STATEMENT OF CASH FLOW

AS AT MARCH 31, 2004

(with comparative figures for 2003)

	2003	2004

	($ millions)
Cash and cash equivalents provided by (used in)
Operating activities:
Summary net loss for the year	(184)	(604)
Changes in non-cash items:
Temporary investments	(28)	22
Amounts receivable	142	(22)
Valuation allowance	21	28
Inventories	(1)	(1)
Portfolio investments	(3)	(56)
Accounts payable, accrued charges, provisions and deferrals	(41)	(23)
Pension liability	194	160
Amortization of foreign currency fluctuation	17	3
Amortization of debt discount	10	8
Amortization of investment discounts and premiums	(14)	(2)
Disposal of tangible capital assets	13	4
Restatement of amortization	—	230
Amortization of tangible capital assets	130	139
Adjustment to Accumulated Deficit — Other	(130)	(664)

	126	(778)
Changes in equity in Government Enterprises	159	420

	285	(358)

Investing activities:
Made	(640)	(1,279)
Realized	986	542
Acquisition of tangible capital assets	(270)	(317)

	76	(1,054)

Financing activities:
Debt issued	2,853	3,325
Debt redeemed	(3,354)	(2,776)
Changes in sinking funds	189	775

	(312)	1,324

Changes in cash and cash equivalents	49	(88)
Cash and cash equivalents, beginning of year	663	712

Cash and cash equivalents, end of year	712	624

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT ENTERPRISES (1)

SUMMARY OF OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2004 *

(with comparative figures for 2003)

				Resource	Total	Total
	Utilities	Insurance	Finance	Development	2004	2003

	(In millions of dollars)
Results of Operations
Revenues:
From operations	1,781	993	1,056	—	3,830	3,802

Expenses:
From operations	1,730	975	638	1	3,344	2,837

Debt servicing	487	—	10	—	497	489

Total Expenses	2,217	975	648	1	3,841	3,326

Net Income before surplus distribution	(436)	18	408	(1)	(11)	476
Surplus distribution — Insurance	—	—	—	—	—	—

Net Income	(436)	18	408	(1)	(11)	476
Transfers to the government	—	—	(409)	—	(409)	(635)

Net increase (decrease) in equity in Government Enterprises	(436)	18	(1)	(1)	(420)	(159)

Net increase (decrease) in equity in Government Enterprises resulting from:
Increase (decrease) in equity in Government Enterprises					(420)	(159)

Net increase (decrease) in equity in Government Enterprises					(420)	(159)

*	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1)	Government Enterprises consist of the following as at March 31, 2004:

Utilities:

         Manitoba Hydro-Electric Board
Insurance:
         Manitoba Public Insurance Corporation
         Workers Compensation Board
Finance:
         Liquor Control Commission
         Manitoba Lotteries Corporation
         Manitoba Product Stewardship Corporation
Resource Development:
         Leaf Rapids Town Properties Ltd.
         Manitoba Hazardous Waste Management Corporation

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE

AS AT MARCH 31, 2004

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Debenture Loans
(A) Payable in Canadian Dollars:
EK	15-Jul-04	1999	5.650	300,000	(1)
DR	15-Nov-04	1994	9.375	500,000	(1)
EN	22-Jun-05	2000	6.250	550,000	(1)
DX	5-Jun-06	1996	7.750	250,000	(1)
EI	3-Mar-06	1999	5.250	150,000	(1)
EQ	7-Jun-06	2002	5.250	100,000	(1)
EJ	1-Dec-06	1999	5.100	250,000	(1)
EC	16-May-07	1997	6.625	300,000	(1)
EB	21-May-07	1997	7.000	125,000	(1)
ES	29-Jun-07	2002	4.250	150,000	(1)
ES-1	29-Jun-07	2003	4.250	150,000	(1)
ED	2-Jun-08	1997	5.750	300,000	(1)
ED-2	2-Jun-08	1997	5.750	284,060	(1)
ED-3	2-Jun-08	1998	5.750	92,686	(1)
EX	1-Dec-08	2003	4.450	250,000	(1)
EG	2-Mar-09	1998	5.250	500,000	(1)
EL	1-Sep-09	1999	6.250	250,000	(1)
EO	25-Jan-11	2001	5.85	325,000	(1)
EO-1	25-Jan-11	2001	5.85	250,000	(1)
CM	15-May-11	1991	10.000	299,827	(1)
ER	3-Dec-12	2002	5.250	250,000	(1)
EW	17-Apr-13	2003	5.500	125,000	(1)
DE	22-Jul-13	1993	8.50	300,000	(1)
EZ	3-Dec-13	2003	5.05	250,000	(1)
EZ-2	3-Dec-13	2004	5.05	250,000	(1)
EY	3-Dec-15	2003	5.200	250,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)
CL	5-Mar-31	1991	10.50	599,945	(1)

				7,701,518

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Medium-Term Notes
C039-MTN	3-Jan-05	2002	Floating	25,000	(1)
C043-MTN	8-Mar-05	2002	Floating	20,000	(1)
C042-MTN	15-Apr-05	2002	Floating	75,000	(1)
C054-MTN	5-Dec-05	2002	Floating	15,000	(1)
C059-MTN	19-Dec-05	2003	Floating	50,000	(1)
C041-MTN	7-Feb-06	2002	Floating	85,000	(1)
L007-MTN	28-Feb-07	2003	6.14	20,000	(5)
C025-MTN	12-Mar-07	1999	Floating	20,000	(1)
C008-MTN	24-Apr-07	1997	Floating	9,000	(1)
C048-MTN	17-May-07	2002	Floating	100,000	(1)
C047-MTN	8-Aug-07	2002	Equity	10,000	(1)
L005-MTN	17-Jan-08	2002	Floating Step	30,000	(1)
C044-MTN	2-Jun-08	2002	Floating	50,000	(4)
C050-MTN	15-Oct-08	2002	Step	12,500	(1)
C050-1 MTN	15-Oct-08	2002	Step	8,333	(1)
C057-MTN	20-Oct-08	2003	Floating Step	100,000	(5)
C061-MTN	23-Mar-09	2004	Floating	100,000	(5)
C060-MTN	22-Dec-09	2003	Step	25,000	(5)
C022-MTN	15-Jul-10	1998	5.50	40,000	(1)
C056-MTN	31-Mar-11	2003	5.29	3,406	(1)
C038-MTN	15-May-04	2001	Step	20,000	(5)
L006-MTN	28-Feb-15	2003	5.60	15,000	(5)
C055-MTN	22-Apr-04	2003	5.45	15,000	(5)
C011-MTN	22-Sep-17	1997	6.50	100,000	(1)
C011-2 MTN	22-Sep-17	1997	6.50	55,454	(1)
C011-3 MTN	22-Sep-17	1997	6.50	125,000	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)
L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
C023-1 MTN	15-Nov-18	1998	5.50	75,000	(4)
C023-2 MTN	15-Nov-18	1998	5.50	25,000	(1)
C023-3 MTN	15-Nov-18	2003	5.50	75,000	(1)
L003-MTN	15-Nov-18	2000	5.50	75,000	(1)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C031-MTN	5-Mar-40	2000	6.20	176,000	(1)
C031-2 MTN	5-Mar-40	2001	6.20	50,000	(1)
C040-MTN	5-Mar-42	2002	6.00	300,000	(1)
C040-2 MTN	5-Mar-42	2002	6.00	50,000	(1)

				2,159,693

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
H001-MTN	30-Jun-05	2000	Floating	48,000	(1)
H001-2 MTN	30-Jun-05	2003	Floating	35,000	(1)
H017-MTN	31-Dec-05	2003	Floating	75,000	(1)
H010-MTN	30-Nov-06	2001	STEP	40,000	(5)
H008-MTN	25-Jun-07	2001	S&P TSE 60	15,000	(5)
H011-MTN	17-Jan-08	2002	Floating Step	106,000	(1)
H015-MTN	1-Dec-08	2003	Floating	10,000	(1)
H016-MTN	28-Nov-08	2003	Floating	15,000	(1)
H012-MTN	31-Jan-13	2003	5.400	15,000	(5)
H013-MTN	31-Jul-13	2003	STEP	30,000	(5)
H014-MTN	31-Oct-13	2003	STEP	15,000	(5)
H018-MTN	31-Jan-14	2004	STEP	20,000	(5)
H019-MTN	1-Mar-14	2004	STEP	25,000	(5)
C031-2 HEALTH	5-Mar-40	2001	6.20	50,000	(1)

				499,000

D014-MTN	15-Nov-04	1999	5.10	25,000	(1)
D066-MTN	17-Oct-05	2003	Floating	100,000	(1)
D030-MTN	12-Dec-06	2001	Floating	20,000	(1)
D030-1 MTN	12-Dec-06	2001	Floating	20,000	(1)
D018-MTN	15-Mar-07	1999	Floating	11,000	(1)
D071-MTN	15-Apr-04	2003	STEP	30,000	(5)
D073-MTN	20-Aug-08	2003	STEP	15,000	(5)
D074-MTN	22-Aug-08	2003	STEP	20,000	(5)
D084-MTN	1-Oct-08	2003	STEP	25,000	(5)
D051-MTN	16-Dec-08	2002	Equity	15,000	(5)
D013-MTN	15-Nov-09	1999	5.10	25,000	(4)
D026-MTN	14-Apr-10	2000	Floating	15,000	(5)
D072-MTN	1-Jun-10	2003	STEP	30,000	(5)
D075-MTN	15-Jul-10	2003	STEP	20,000	(5)
D080-MTN	15-Sep-10	2003	STEP	10,000	(5)
D063-MTN	22-Nov-10	2002	5.06	15,000	(5)
D047-MTN	15-Apr-04	2002	STEP	10,000	(5)
D048-MTN	15-Apr-04	2002	5.61	15,000	(5)
D054-MTN	15-Jun-12	2002	5.87	15,000	(5)
D057-MTN	15-Jul-12	2002	STEP	10,000	(1)
D062-MTN	1-Dec-12	2002	STEP	15,000	(5)
D070-MTN	20-May-13	2003	STEP	15,000	(5)
D078-MTN	15-Sep-13	2003	STEP	15,000	(5)
D082-MTN	1-Oct-13	2003	STEP	20,000	(5)
D085-MTN	1-Oct-13	2003	STEP	20,000	(5)
D040-MTN	15-Dec-13	2001	STEP	40,000	(5)
D077-MTN	15-Dec-13	2003	STEP	20,000	(5)
D086-MTN	15-Dec-13	2003	STEP	15,000	(5)
D067-MTN	1-Jun-14	2002	STEP	15,000	(5)
D091-MTN	22-Aug-14	2004	STEP	35,000	(5)
D058-MTN	1-Dec-14	2002	STEP	30,000	(5)
D059-MTN	1-Jun-04	2002	5.80	35,000	(5)
D061-MTN	1-Dec-14	2002	5.67	30,000	(5)
D068-MTN	15-Jan-15	2003	STEP	30,000	(5)
D088-MTN	15-Jan-15	2004	5.00	25,000	(5)
D064-MTN	1-Apr-04	2002	5.97	15,000	(5)
D069-MTN	15-Apr-15	2003	5.64	15,000	(5)

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
D076-MTN	22-Aug-15	2003	STEP	30,000	(5)
D079-MTN	15-Sep-15	2003	STEP	15,000	(5)
D081-MTN	15-Sep-15	2003	STEP	50,000	(5)
D081-2-MTN	15-Sep-15	2003	STEP	25,000	(5)
D083-MTN	1-Oct-15	2003	STEP	25,000	(5)
D090-MTN	22-Feb-16	2004	STEP	10,000	(5)
D089-MTN	15-Mar-16	2004	STEP	40,000	(5)
D093-MTN	15-Mar-16	2004	6.50	20,000	(5)
D092-MTN	15-Sep-16	2004	5.15	20,000	(5)
D043-MTN	15-Jun-17	2001	STEP	27,000	(5)
D053-MTN	15-Jan-18	2002	STEP	18,000	(5)
D025-MTN	5-Mar-31	2000	6.30	100,000	(5)
D025-1-MTN	5-Mar-31	2000	6.30	150,000	(5)
D025-2-MTN	5-Mar-31	2000	6.30	60,000	(5)

				1,426,000

Canadian Issues Swapped to USD:
EN	22-Jun-05	2000	6.250	300,000
DE	22-Jul-13	1993	8.500	300,000
EZ	3-Dec-13	2003	5.050	196,000
EZ-2	3-Dec-13	2004	5.050	194,500

				(990,500)

Foreign Issues Swapped to Canadian Dollars:
DM-FX Hedge	3-Aug-04	1994		68,522
DK	28-Jun-04	1994		79,519
DN	19-Jul-04	1994		64,904
U002	23-Feb-05	1995		35,277
DW	14-Jun-06	1996		65,164
EU	17-Jan-06	2002		546,650
EP-1	20-Nov-06	2002		250,000
EV	17-Apr-07	2003		88,650
ET	10-Jan-08	2003		209,600
D087	15-Dec-08	2003		10,400
D060	1-Dec-09	2002		15,800
EM	22-Feb-10	2000		141,500
AZ	17-Jul-16	1986		200,630
C036	21-Nov-16	2001		39,340
C037	1-Nov-16	2001		13,110
BM	15-Jan-18	1988		254,960
BU	1-Dec-18	1988		136,375
CB	15-Jan-20	1990		369,400
CD	1-Apr-20	1990		412,815
EZ-2-FX Hedge	3-Dec-13	2004		208,320

				3,210,936

Total Canadian Dollars				14,006,647

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
(B) Payable in U.S. Dollars:
EU	17-Jan-06	2002	2.750	458,675	(1)
EP	20-Nov-06	2001	4.250	655,250	(1)
EP-1	20-Nov-06	2002	4.250	209,680	(1)
EF	1-Oct-08	1998	5.500	327,625	(1)(2)
EM	22-Feb-10	2000	7.500	655,250	(1)(2)
AZ	17-Jul-16	1986	7.750	195,776	(1)(2)
BM	15-Jan-18	1988	9.125	262,100	(1)(2)
EE	15-Sep-18	1988	9.500	262,100	(1)
BU	1-Dec-18	1988	9.625	393,150	(1)
CB	15-Jan-20	1990	8.800	327,625	(1)
CD	1-Apr-20	1990	9.250	393,150	(1)
CO.	15-Sep-21	1991	8.875	393,150	(1)

				4,533,531

Medium-Term Notes (Payable in U.S. Dollars)
U002	23-Feb-05	1995	7.47	32,763	(1)(2)
D087	15-Dec-08	2003	STEP	10,484	(5)
D060	1-Dec-09	2002	STEP	13,105	(5)

				56,352

Foreign Issues swapped to Canadian Dollars:
U002	23-Feb-05	1995	7.470	32,763
EU	17-Jan-06	2002	2.750	458,674
EP-1	20-Nov-06	2002	4.250	209,680
EF	1-Oct-08	1998	5.500	65,525
D060	1-Dec-09	2002	STEP	13,105
EM	22-Feb-10	2000	7.500	262,100
D087	15-Dec-13	2003	STEP	10,484
AZ	17-Jul-16	1986	7.750	195,776
BM	15-Jan-18	1988	9.125	262,100
BU	1-Dec-18	1988	9.625	131,050
CB	15-Jan-20	1990	8.800	327,625
CD	1-Apr-20	1990	9.250	393,150

				(2,362,032)

Foreign Issues swapped to U.S. Dollars:
DM	3-Aug-04	1994		63,232
DM-FX Hedge	3-Aug-04	1994		(63,232)
EN	22-Jun-05	2000		264,721
ET	10-Jan-08	2003		176,261
ET-FX	10-Jan-08	2003		(176,261)
EF	1-Oct-08	1998		60,930
EM	22-Feb-10	2000		127,277
C032	12-Oct-10	2000		61,528
DE	22-Jul-13	1993		246,881
EZ	3-Dec-13	2003		196,575
EZ-2	3-Dec-13	2004		196,575
EZ-2-FX Hedge	3-Dec-13	2004		(196,575)

				957,912

Total U.S. Dollars				3,185,763

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
(C) Payable in Swiss Francs:
ET	10-Jan-08	2003	2.00	206,760	(1)(2)

				206,760

Swapped to Canadian Dollars:
ET	10-Jan-08	2003	2.00	206,760

				(206,760)

				0

(D) Payable in Australian Dollars:
EV	17-Apr-07	2003	5.00	99,960	(1)(2)

				99,960

Swapped to Canadian Dollars:
EV	17-Apr-07	2003	Floating	99,960

				(99,960)

				0

(E) Payable in Japanese Yen:
DW	14-Jun-04	1996	3.45	62,885	(1)(2)
DK	28-Jun-04	1994	4.20	75,462	(1)(2)
DN	19-Jul-04	1994	4.70	62,885	(1)(2)
DM	3-Aug-04	1994	4.50	62,885	(1)(3)
C032	12-Oct-10	2000	1.8950	62,885	(1)(3)
C036	21-Nov-16	2001	2.00	37,731	(1)(2)
C037	21-Nov-16	2001	2.03	12,577	(1)(2)

				377,310

Japanese Yen Issues swapped to Canadian Dollars:
DW	14-Jun-04	1996	3.46	62,885
DK	28-Jun-04	1994	4.20	75,462
DN	19-Jul-04	1994	4.70	62,885
C036	21-Nov-16	2001	2.00	37,731
C037	21-Nov-16	2001	2.03	12,577

				(251,540)

Japanese Yen Issues swapped to U.S. Dollars:
DM	3-Aug-04	1994	4.50	62,885
C032	12-Oct-10	2000	1.90	62,885

				(125,770)

Total Japanese Yen				0

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Builder Bonds (Payable in Canadian Dollars)
#5	15-Jun-04	1999	Floating	6,531	(6)
	15-Jun-04	1999	Discount	30,377	(1)
#6	15-Jun-05	2000	Floating	12,873	(6)
	15-Jun-05	2000	Discount	36,598	(1)
#7	15-Jun-08	2003	Floating	17,612	(6)
	15-Jun-08	2003	Floating	56,404	(6)
	15-Jun-06	2003	Fixed	111,309	(1)
	15-Jun-08	2003	Fixed	101,966	(1)
	15-Jun-08	2003	Discount	30,321	(1)

				403,991

Total Bonds and Debentures				17,596,401

Canada Pension Plan (Payable in Canadian Dollars)
	April 04 — May 2019		5.67% — 14.06%	1,002,011	(9)

Province of Manitoba Prom Notes
Various	2004/2005		Floating	115,000

Immigrant Investor Program (IIP)
Various	2008/2009		3.62% — 3.75%	1,384

Treasury Bills Payable in Canadian Dollars:
Various	2004/2005		Floating	325,000	(7)

TOTAL BORROWINGS				19,039,796

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2004

		Year of	Interest
Series	Date of Maturity	Issue	Rate (%)	Outstanding Amount	Ref.

				(In thousands of dollars)
DEBT OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	86
2	15-Jun-93	1990	Matured	27
3	15-Jun-96	1991	Matured	182
4	15-Jun-97	1992	Matured	544
5	15-Jun-01	1996	Matured	1,043
6	15-Jun-02	1997	Matured	247
	15-Jun-00	1997	Matured	250
	15-Jun-02	1997	Matured	386
7	15-Jun-06	2001	Floating	6,866	(6)
	15-Jun-04	2001	5.50	9,864
	15-Jun-04	2001	5.50	200,000
	15-Jun-06	2001	6.00	70,128
Series 8
5 yr floating	15-Jun-07	2002	Floating	22,051	(6)
3 yr fixed	15-Jun-05	2002	4.750	2,439
	15-Jun-05	2002	4.031	100,000
5 yr fixed annual	15-Jun-07	2002	5.50	180,208
5 yr fixed compound	15-Jun-07	2002	5.50	81,206

				675,527

Total The Manitoba Hydro-Electric Board				675,527

Manitoba Hydro Promissory Notes
USD	2004/2005		Floating	12,450
CAD	2004/2005		Floating	81,000

				93,450

City of Winnipeg Hydro Bonds				145,521

Total Self-Supporting Guaranteed Debt				914,498

Debt of Institutions on which the debt servicing costs including principal repayments are paid in whole or in part from the Consolidated fund:

Grow Bonds				8,035	(8)

Total Securities Guaranteed				922,533

References:

1.	Non-callable/ Redeemable

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendible as per terms.

6.	Redeemable at holder’s option, prior to maturity.

7.	91 day Treasury Bills issued to the public in the amount of $25,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months notice, subject to the requirement of the Canada Pension Plan.

V. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,

	2000	2001	2002	2003	2004

	(In thousands of dollars)
Revenues
Electric
Manitoba	$737,230	$781,063	$786,036	$875,841	$918,231
Extraprovincial	376,570	479,673	587,893	463,430	350,994
Other revenue	10,499	11,683	10,415	15,015	18,092
Natural gas	268,707	503,423	479,346	514,847	493,645

	1,393,006	1,775,842	1,863,690	1,869,133	1,780,962

Expenses
Operating and administrative	270,787	289,442	297,966	325,856	346,406
Depreciation	227,165	249,425	259,774	281,348	295,975
Water rentals	50,681	55,783	112,783	102,856	71,455
Fuel and power purchased	33,221	48,164	71,423	151,169	568,897
Capital and other taxes	57,612	59,530	61,361	65,510	72,469
Cost of gas sold	182,043	384,038	364,882	392,273	374,449

	821,509	1,086,382	1,168,189	1,319,012	1,729,651

Net Income before Finance Expense	571,497	689,460	695,501	550,121	51,311

Finance Expense
Interest on debt	514,168	540,897	586,798	589,118	572,366
Amortization of debt discount and expense	8,699	5,822	11,138	726	(7,540)
Interest applied to construction	(17,279)	(17,765)	(25,212)	(27,238)	(34,738)
Investment income	(85,938)	(108,486)	(91,029)	(83,776)	(43,027)

	419,650	420,468	481,695	478,830	487,061

Net Income	$151,847	$268,992	$213,806	$71,291	$(435,750)

VI. MANITOBA HYDRO

CONSOLIDATED BALANCE SHEET

	As at March 31,

	2003	2004

	(In thousands of dollars)
ASSETS
Capital Assets
In service	$9,991,316	$10,398,203
Less accumulated depreciation	3,042,205	3,240,892

	6,949,111	7,157,311
Construction in progress	356,095	378,472

	7,305,206	7,535,783

Current Assets
Bank balances and temporary investments	29,694	6,549
Accounts receivable and accrued revenue	393,166	370,694
Interest receivable	9,474	7,391
Materials and supplies, at average cost	69,420	81,141

	501,754	465,775

Other Assets
Pension assets	457,310	555,873
Deferred debt costs	570,792	212,600
Other deferred expenses and receivables	451,415	416,989
Sinking fund investments	947,915	715,024

	2,427,433	1,900,486

	$10,234,393	$9,902,044

LIABILITIES AND RETAINED EARNINGS
Long-term debt net of sinking fund	$5,976,975	$6,399,589
Sinking fund shown as an asset	947,915	715,024

	6,924,890	7,114,613

Current Liabilities
Accounts payable and accrued liabilities	260,028	254,596
Notes payable	128,000	93,449
Accrued Interest	110,829	106,798
Current portion of long-term debt	342,849	275,650

	841,706	730,493
Other Liabilities
Deferred liabilities and credits	301,752	294,035
Asset purchase obligation	255,004	249,003
Pension obligation	478,578	507,408

	1,035,334	1,050,446

Contributions in aid of construction	264,085	273,864

Retained earnings	1,168,378	732,628

	$10,234,393	$9,902,044

VII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2003	2004

	(In thousands of dollars)
Cash Provided From (Used For) Operations Cash receipts from customers	$1,868,404	$1,813,246
Cash paid to suppliers and employees	(986,264)	(1,449,468)
Interest paid	(565,034)	(536,277)
Interest received	102,360	46,469

	419,466	(126,030)

Cash Provided From (Used For) Financing Proceeds from long-term debt	733,643	1,013,129
Retirement of long-term debt	(977,423)	(473,838)
Premium (Discount) on long-term debt	91,750	—
Sinking fund withdrawal	643,900	268,788
Distribution to Province of Manitoba	(200,000)	(3,468)
Mitigation liability	(26,087)	(16,119)
Notes payable	(53,686)	(35,622)
Other	10,979	(541)

	223,076	752,329

Cash Used For Investment Additions to capital assets net of contributions	(484,779)	(498,380)
Sinking fund payment	(133,795)	(105,720)
Net Obligation to the City of Winnipeg	(23,474)	(6,002)
Other	15,251	(39,046)

	(626,797)	(649,148)

Increase in Cash	15,745	(22,849)
Cash (Deficiency) at Beginning of Year	13,653	29,398

Cash at End of Year	$29,398	$6,549